SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period May 15, 2007 to May 16, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):________________]

DOCUMENTS FURNISHED HEREUNDER:
1.	Notice of Annual and Special Meeting and Management Information Circular.

2.	General Form of Proxy.

3.	Notice of Meeting.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
May 16, 2007	By:	/s/ Christopher G. Webster
		Name:	Christopher G. Webster
		Title:	Chief Financial Officer

PENGROWTH ENERGY TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING
— AND —
MANAGEMENT INFORMATION CIRCULAR
For the Annual and Special Meeting of Unitholders
to be held on June 11, 2007
May 1, 2007

PENGROWTH ENERGY TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON JUNE 11, 2007
To Our Unitholders:
The annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) will be held at 3:00 p.m. (Calgary time) on Monday, June 11, 2007 at The Calgary Petroleum Club, 319 — 5th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:
1.	to receive the consolidated audited financial statements of the Trust for the year ended December 31, 2006 and the auditors’ report thereon;

2.	to appoint auditors of the Trust for the ensuing year and to authorize the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”), as administrator of the Trust, to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to consider an ordinary resolution to approve amendments to Pengrowth’s security-based compensation arrangements and the ratification of prior grants of deferred entitlement units;

5.	to consider an extraordinary resolution to authorize amendments to the trust indenture of the Trust (the “Trust Indenture”) to provide flexibility in setting the record dates for distributions to be paid to Unitholders;

6.	to consider an extraordinary resolution to authorize amendments to the Trust Indenture to permit the use of direct registration systems;

7.	to consider an extraordinary resolution to authorize amendments to the Unanimous Shareholders Agreement to clarify the procedure for the election of directors of Pengrowth Corporation;

8.	to consider an extraordinary resolution to authorize amendments to the royalty indenture of the Corporation to remove references to the Alberta Royalty Credit;

9.	to consider an ordinary resolution to re-appoint Computershare Trust Company of Canada as the trustee of the Trust; and

10.	to transact such other business as may properly come before the Meeting or any adjournment thereof.
Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Trust, dated May 1, 2007 (the “Circular”).
A Unitholder may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Unitholder. If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.
The Board has fixed April 30, 2007 as the record date for the determination of Unitholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.
DATED at Calgary, Alberta this 1st day of May, 2007.

By Order Of Computershare Trust Company Of Canada, As Trustee

(signed) Stacie A. Moore	(signed) Karen Biscope
General Manager, Corporate Trust	Manager, Corporate Trust

TABLE OF CONTENTS

GENERAL INFORMATION	1
Date of Information and Mailing of Circular	1
Voting Units and Principal Holders Thereof	1
Currency and Exchange Rate	1

VOTING INFORMATION: QUESTIONS AND ANSWERS	1
Meeting Procedure	1
Am I entitled to vote?	1
What am I voting on?	1
How are these matters decided?	2
How will my Trust Units be voted?	2
What if there are amendments to these matters or other matters brought before the Meeting?	2
Who counts the votes?	2
Registered Unitholders	3
How can I vote if I am a registered Unitholder?	3
What if I want to attend the Meeting and vote in person?	3
How can I vote by proxy?	3
What do I do with my completed proxy?	3
What if I change my mind and want to revoke my proxy?	3
Beneficial Unitholders	4
How can I vote if I am a beneficial Unitholder	4
What if I want to attend the Meeting and vote in person?	4
How can I vote by proxy?	4
What do I do with my completed Voting Instruction Form?	4
What if I change my mind and want to revoke my instructions?	4

MATTERS TO BE ACTED UPON AT THE MEETING	5
Interest of Certain Persons or Companies in Matters to be Acted Upon	5
Matter #1 - Receiving and Considering Financial Statements	5
Matter #2 - Appointment of Auditors	5
Matter #3 - Election of Directors	5
Matter #4 - Amendments to Pengrowth’s Security Based Compensation Arrangements and Ratification of Prior DEU Grants	11
Approvals in Keeping with Pengrowth’s Compensation Philosophy	11
Adoption of the 2007 Trust Unit Rights Incentive Plan	11
Amendments to the DEU Plan	15
Ratification of the Prior Granting of DEUs	17
Amendments to the Unit Option Plan	17
Matter #5 - Amendments to the Trust Indenture to Permit Flexibility in Setting the Record Date for Distributions	18
Matter #6 - Amendments to the Trust Indenture to Permit The Use Of Direct Registration Systems	19
Matter #7 - Amendments to the USA to Clarify Director Appointment Procedures	19
Matter #8 - Amendments to the Royalty Indenture to Remove References to the Alberta Royalty Credit	20
Matter #9 - Reappointment of Computershare Trust Company of Canada	20

STATEMENT OF EXECUTIVE COMPENSATION	21
Report on Executive Compensation	21
Composition of the Compensation Committee	21
Compensation Consultant	21
Compensation Strategy	21
Trust Unit Ownership Guidelines	22
Compensation Arrangements	22
Base Salaries	22
Annual Performance Bonus Plan	22
Long Term Incentive Plans	23
Management and Employment Arrangements	30
Directors’ and Officers’ Liability Insurance	31
Executive Compensation Tables	31
Summary Executive Compensation Table	31
Trust Unit Rights Granted to Executives During the Year Ended December 31, 2006	33
DEUs Granted to Executives During the Year Ended December 31, 2006	33
Aggregate Trust Unit Right and Trust Unit Option Exercises by Executives During the Year Ended December 31, 2006 and Year-End Values	33

Director Compensation Tables	34
Summary Non-Executive Director Compensation Table	35
Trust Unit Rights Granted to Non-Executive Directors During the Year Ended December 31, 2006	35
DEUs Granted to Non-Executives Directors During the Year Ended December 31, 2006	36
Aggregate Trust Unit Right and Trust Unit Option Exercises by Non-Executive Directors During the Year Ended December 31, 2006 and Year-End Values	36
Performance Graphs	37
Performance of Class A Trust Units	37
Performance of Class B Trust Units	38
Performance of Blended Trust Units	38

STATEMENT OF CORPORATE GOVERNANCE	39
Mandates of the Trustee, the Manager and the Board of Directors	39
Board Independence	39
Board Approvals and Structure	40
Board Committees	41
Statement of Corporate Governance Practices	41

MANAGEMENT AGREEMENT	42
Summary of the Management Agreement	42
Management Fee	43
Bonus Pool	44
Management Agreement Second Term	44

AUDIT COMMITTEE REPORT	45

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	46

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	46

ADDITIONAL INFORMATION	46
APPENDICES

APPENDIX 1	—	2007 Plan
APPENDIX 2	—	Statement of Corporate Governance Practices
APPENDIX 3	—	Mandate of the Board
APPENDIX 4	—	Mandate of the Corporate Governance Committee
APPENDIX 5	—	Mandate of the Compensation Committee
APPENDIX 6	—	Mandate of the Audit Committee
SCHEDULES

SCHEDULE A	—	Ordinary resolution to amend Pengrowth’s security-based compensation arrangements and to ratify prior DEU grants
SCHEDULE B	—	Extraordinary resolution to amend the Trust Indenture to provide flexibility in setting the record date for distributions
SCHEDULE C	—	Extraordinary resolution to amend the Trust Indenture to permit the use of direct registration systems
SCHEDULE D	—	Extraordinary resolution to amend the USA to clarify Director appointment procedures
SCHEDULE E	—	Extraordinary resolution to amend the Royalty Indenture to remove references to the Alberta Royalty Credit
SCHEDULE F	—	Ordinary resolution reappointing Computershare Trust Company Of Canada as Trustee

GENERAL INFORMATION
This management information circular (the “Circular”) is provided to holders (“Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) in connection with the solicitation of voting proxies by the management of Pengrowth Corporation (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of Unitholders to be held at 3:00 p.m. (Calgary time) on Monday, June 11, 2007 at The Calgary Petroleum Club, 319 — 5th Avenue S.W., Calgary, Alberta, Canada, or at any adjournments to the Meeting.
The terms “we”, “us”, “our” or Pengrowth refer to the Trust on a consolidated basis and include all of the Trust’s direct or indirectly held wholly-owned subsidiaries.
Date of Information and Mailing of Circular
Unless otherwise noted, information contained in this Circular is given as of May 1, 2007.
Voting Units and Principal Holders Thereof
Pursuant to Pengrowth’s amended and restated trust indenture dated July 27, 2006 (the “Trust Indenture”), the Trust is authorized to issue a maximum of 500,000,000 Trust Units. At the close of business on April 30, 2007, there were 244,993,150 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.
To the knowledge of the directors and executive officers of the Corporation and Pengrowth Management Limited (the “Manager”), as of May 1, 2007, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to all issued and outstanding Trust Units.
Currency and Exchange Rate
All monetary figures are stated in Canadian currency, except as noted. On May 1, 2007, the reported noon exchange rate quoted by the Bank of Canada for Cdn$1.00 was US$0.9018.
VOTING INFORMATION: QUESTIONS AND ANSWERS
Your vote is very important to us. This section of the Circular provides you with information on how to vote your Trust Units. If you still have questions or concerns after reviewing this section, please contact our trustee, Computershare Trust Company of Canada (“Computershare” or the “Trustee”), at:

•	North America:	(800) 564-6253

•	Other locations:	(514) 982-7555
Proxies are being solicited primarily by mail, but may also be solicited by email, facsimile or telephone. The costs of solicitation are being borne by Pengrowth.
Meeting Procedure
Am I entitled to vote?
You are entitled to vote if you held Trust Units at the close of business on April 30, 2007 (the “Record Date”). Each Trust Unit is entitled to one vote at the Meeting or at any adjournment of the Meeting.
What am I voting on?
You are voting on the following items of business that will be presented at the Meeting:
(i)	the appointment of auditors;

(ii)	the election of directors of the Corporation (“Directors”);

(iii)	amendments to Pengrowth’s security-based compensation arrangements and the ratification of prior grants of deferred entitlement units (“DEUs”);

(iv)	amendments to the Trust Indenture to permit flexibility in setting record dates for distributions paid to Unitholders;

(v)	amendments to the Trust Indenture to permit the use of direct registration systems;

(vi)	amendments to the Corporation’s unanimous shareholder agreement, dated July 27, 2006 (the “USA”) to clarify Director appointment procedures;

(vii)	amendments to the Corporation’s amended and restated royalty indenture, dated July 27, 2006 (the “Royalty Indenture”) to remove references to the Alberta Royalty Credit;

(viii)	the re-appointment of Computershare as Trustee; and

(ix)	any other business that may properly come before the Meeting or any adjournment of the Meeting.
How are these matters decided?
A simple majority of the votes cast, in person or by proxy, at the Meeting is required to approve each of the matters identified in (i), (ii), (iii) and (viii). The matters identified in (iv), (v), (vi) and (vii) above will require the approval of two-thirds of the votes cast, in person or by proxy, at the Meeting.
How will my Trust Units be voted?
You can indicate on the attached instrument of proxy or voting instruction form how you want your proxyholder to vote your Trust Units or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Trust Units will be voted in favour of all items of business presented at the Meeting.
What if there are amendments to these matters or other matters brought before the Meeting?
If you plan to vote your Trust Units in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting.
At the date of this Circular, management of Pengrowth knows of no such amendments, variations or other matters to come before the Meeting.
Who counts the votes?
Votes are counted by Computershare.

Registered Unitholders
You are a registered Unitholder if your Trust Units are held in your name and you have a Trust Unit certificate. Otherwise, you are a beneficial Unitholder and should refer to page 4 for details.
How can I vote if I am a registered Unitholder?
If you are a registered Unitholder, you may vote either in person at the Meeting or by completing and returning the enclosed instrument of proxy in accordance with the directions provided on it.
What if I want to attend the Meeting and vote in person?
If you are a registered Unitholder and plan to attend the Meeting and vote your Trust Units in person, do not complete or return the enclosed instrument of proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive. If you are a beneficial Unitholder, you should refer to page 4 for instructions on how to vote in person at the Meeting.
How can I vote by proxy?
The attached instrument of proxy appoints James S. Kinnear or John B. Zaozirny, who are directors of the Corporation, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Kinnear and Zaozirny to attend and vote as your proxyholder. You can use the enclosed instrument of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Unitholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.
What do I do with my completed proxy?
Once you have completed and signed the instrument of proxy, you should mail it to, or deposit it with, the Corporate Secretary of Pengrowth Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. This will ensure your vote is recorded.
What if I change my mind and want to revoke my proxy?
You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.
You can also revoke your proxy by attending the Meeting and voting your Trust Units in person or by any other manner permitted by law.

Beneficial Unitholders
You are a beneficial Unitholder if your Trust Units are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.
How can I vote if I am a beneficial Unitholder
If you are a beneficial Unitholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it.
What if I want to attend the Meeting and vote in person?
If you are a beneficial Unitholder and plan to attend the Meeting and vote your Trust Units in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Computershare when you arrive.
How can I vote by proxy?
The attached voting instruction form appoints James S. Kinnear or John B. Zaozirny, who are directors of the Corporation, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Kinnear and Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Unitholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.
What do I do with my completed Voting Instruction Form?
Return it in the envelope provided or fax it to one of the numbers provided in the voting instruction form in accordance with the instructions provided on such form. This will ensure your vote is recorded.
What if I change my mind and want to revoke my instructions?
Follow the procedures provided by your nominee on the voting instruction form.

MATTERS TO BE ACTED UPON AT THE MEETING
Interest of Certain Persons or Companies in Matters to be Acted Upon
Other than as set forth elsewhere in this Circular, no director or executive officer of Pengrowth, proposed nominee for election as a director of Pengrowth or associate or affiliate of any of the foregoing has, at any time since January 1, 2006, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the following matters to be acted upon at the Meeting.
Matter #1 - Receiving and Considering Financial Statements
The board of directors of the Corporation (the “Board”) will place before the Meeting the consolidated annual financial statements and auditors’ report for the financial year of the Trust ended December 31, 2006 (the “Financial Statements”). The Financial Statements together with the annual report for the year ended December 31, 2006, are available on the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on EDGAR at the United States Securities and Exchange Commission’s website at www.sec.gov. No formal action will be taken at the Meeting to approve the financial statements, which have already been approved by the Board. If any Unitholders have questions respecting the audited financial statements, the questions may be brought forward at the Meeting.
Matter #2 - Appointment of Auditors
KPMG LLP (“KPMG”), Chartered Accountants, have been Pengrowth’s auditors since 1988. KPMG’s address is 2700, 205 — 5th Avenue S.W., Calgary, Alberta, Canada. Under the Canadian Securities Administrators’ National Instrument 52-108 Auditor Oversight, KPMG is a participating audit firm with the Canadian Public Accountability Board. KPMG has also confirmed to the Board and the Audit Committee of the Board (the “Audit Committee”) its status as independent within the meaning of applicable Canadian and U.S. rules. The Board, on recommendation from the Audit Committee, recommends the reappointment of KPMG as auditors. For details concerning fees paid to KPMG by Pengrowth and for details concerning the Audit Committee, see page 77 of Pengrowth’s annual information form for the year ended December 31, 2006, which is dated March 30, 2007 and available on SEDAR at www.sedar.com.
The resolution appointing the auditors must be passed by a majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution appointing KPMG as auditors of Pengrowth to hold office until the close of the next annual meeting of Unitholders at a remuneration to be fixed by the Board.
Matter #3 - Election of Directors
The Board, by resolution dated April 18, 2007, has established the size of the Board to be elected at the Meeting at nine directors. Pursuant to the articles of the Corporation and the USA, the Corporation shall have no more than twelve directors, two of whom are to be appointed by the Manager. The Manager intends to appoint James S. Kinnear and Stanley H. Wong as Directors. Mr. Wong has signified his intention to retire from the Board but will stand as a member of the Board following the Meeting until a suitable replacement member has been selected by the Manager, subject to Unitholder approval of the amendments to the USA outlined below under the heading “Matters to be Acted Upon at the Meeting — Amendments to the USA to Clarify Director Appointment Procedures”. At the Meeting, Unitholders will be asked to pass an ordinary resolution electing Thomas A. Cumming, Wayne K. Foo, Kirby L. Hedrick, Michael S. Parrett, A. Terence Poole, D. Michael G. Stewart and John B. Zaozirny as Directors. All of the proposed nominees have consented to be named in this Circular and to serve as Directors if elected. Each elected Director will hold office until the close of the next annual meeting of Unitholders or until his successor is duly elected or appointed.
The resolution electing the Directors must be passed by a majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution electing the nominees set out below, other than Messrs. Kinnear and Wong who have been appointed by the Manager pursuant to the Management Agreement. The following pages set out various information for each of the persons proposed to be nominated for election as a Director.
James S. Kinnear, Chairman, Chief Executive Officer and President, Calgary, Alberta, Canada

Age: 59 Director since 1988 Not Independent (Management)	Mr. Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received his C.F.A. designation in 1979. In 1982, he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Prior to 1982, he worked in the securities sector in Montreal, Toronto and London, England.

In March 2007, Mr. Kinnear received the prestigious Pinnacle Award for his community service and entrepreneurial endeavours. In 2001, he was awarded the Ernst and Young, Prairies Region Entrepreneur of the Year award. In 2007, he will serve as a Governor of the Canadian Association of Petroleum Producers, a Director of the Calgary Chamber of Commerce and a Director of the National Arts Centre Foundation Board. Mr. Kinnear is Chairman of the Pengrowth Rockyview General Hospital Invitational Golf Tournament, a member of the Calgary Health Trust Development Council and a member of the Canadian Council of Chief Executives.
Securities Held(1)

		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
5,954,780	—	5,954,780	$113,795,846	— / —	— / —	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors (Chairman)	23/23	100%
John B. Zaozirny, Lead Director, Calgary, Alberta, Canada

Age: 59 Director since 1988 Independent	Mr. Zaozirny is the Lead Director of the Board.

Mr. Zaozirny is Counsel to McCarthy Tetrault and Vice Chairman of Canaccord Capital Corporation. He was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

Mr. Zaozirny currently serves on the boards of numerous Canadian and international corporations. He is also a Governor of the Business Council of British Columbia.
Securities Held(1)

		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
44,362	8,894	53,256	$1,017,722	32,540/36,540	— / —	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors (Lead Director)	23/23	100%
Corporate Governance Committee (Chairman)	7/7	100%
Compensation Committee	5/5	100%
Special Committee (Compensation)(4)	3/3	100%

Thomas A. Cumming, Director, Calgary, Alberta, Canada

Age: 69 Director since 2000 Independent	Mr. Cumming held the position of President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian chartered bank both nationally and internationally.

Mr. Cumming is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a director of the Canadian Investor Protection Fund and the Alberta Capital Market Foundation. He is also a past president of the Calgary Chamber of Commerce.
Securities Held(1)

		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
8,678	4,285	12,963	$247,723	39,525/39,525	11,010/11,010	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	22/23	96%
Audit Committee (Chairman)	6/6	100%
Corporate Governance Committee(5)	7/7	100%
Compensation Committee	5/5	100%
Special Committee (Compensation)(4)	3/3	100%
Special Committee (Consolidation)(6)	11/11	100%
Wayne K. Foo, Director, Calgary, Alberta, Canada

Age: 50 Director since 2006 Independent	Mr. Foo is a geologist with extensive oil and gas industry experience. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.

Mr. Foo has had a varied 27-year career in the energy sector, including: a geologist at Chevron Canada Resources (1979 — 1981); a geologist at Corexcana Ltd. (1981 — 1983); Geologist, Supervisor and Manager at Chevron Canada and International (1983 — 1996); President, Chief Operating Officer and Vice President of Archer Resources Ltd. (1996 — 1998); and President and Chief Executive Officer of Dominion Energy Canada Ltd. (1998 — 2002).

At present, Mr. Foo is President of Petro Andina Resources Inc. and Chairman of Brigantine Energy Inc.
Securities Held(1)

		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
3,843	3,356	7,199	$137,573	2,500/7,500	— / —	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	15/15(8)	100	%(8)
Reserves, Operations and Environmental, Health and Safety Committee(7)	0/0(8)	-	%(8)

Kirby L. Hedrick, Director, Pinedale, Wyoming, United States of America

Age: 54 Director since 2005 Independent	Mr. Hedrick received a Bachelor of Science and Mechanical Engineering degree from the University of Evansville, Indiana in 1975. He completed the Stanford Executive Program in 1997 and the Stanford Corporate Governance Program in 2003.

Mr. Hedrick has extensive engineering and senior management experience in the United States and internationally, retiring in 2000 as Executive Vice-President, Upstream of Phillips Petroleum.

Mr. Hedrick also serves on the board of directors of Noble Energy Inc. and has recently been appointed to the Wyoming Environmental Quality Council.
Securities Held(1)

		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
4,000	7,421	11,421	$218,255	— / —	— / —	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	21/23	91%
Reserves, Operations and Environmental, Health and Safety Committee (Chairman)	1/1	100%
Audit Committee	5/6	83%
Special Committee (Compensation)(4)	3/3	100%
Special Committee (Consolidation)(6)	11/11	100%
Michael S. Parrett, Director, Aurora, Ontario, Canada

Age: 55 Director since 2004 Independent	Mr. Parrett is a Chartered Accountant and received a Bachelor of Arts in Economics from York University (Toronto). He is currently an independent consultant providing advisory service to various companies in Canada and the United States.

Mr. Parrett is Chairman of Gabriel Resources Ltd., a member of the board of Fording Inc. and a Trustee of Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited.

Mr. Parrett has participated as an instructor, panel member and guest speaker at various mining conferences, as well as the Law Society of Upper Canada, the Insurance Institute of Ontario and the Canadian School of Management.
Securities Held(1)

		Total of	Market Value of	Trust Unit	Trust Unit	Meets
		Trust Units	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	and DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
4,000	6,894	10,894	$208,184	15,000/15,000	— / —	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	23/23	100%
Compensation Committee (Chairman)	5/5	100%
Audit Committee	6/6	100%
Corporate Governance Committee	7/7	100%
Special Committee (Compensation)(4)	3/3	100%
Special Committee (Consolidation)(6)	11/11	100%

A. Terence Poole, Director, Calgary, Alberta, Canada

Age: 64 Director since 2005 Independent	Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation.

Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development.

Mr. Poole currently serves on the board of directors of Synenco Energy Inc. and Methanex Corporation.
Securities Held (1)

		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
20,000	4,285	24,285	$464,086	10,000/15,000	— / —	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	20/23	87%
Audit Committee	6/6	100%
Corporate Governance Committee	7/7	100%
Special Committee (Compensation)(4)	3/3	100%
Special Committee (Consolidation)(6)	11/11	100%
D. Michael G. Stewart, Director, Calgary, Alberta, Canada

Age: 55 Director since 2006 Independent	Mr. Stewart is the principal of the Ballinacurra Group, a privately held group of companies involved in private equity investments in the western Canadian energy sector and energy infrastructure project consulting. He also serves on the boards of directors of TransCanada Corporation, Canadian Energy Services Inc., the general partner of Canadian Energy Services LP and Northpoint Energy Ltd.

Mr. Stewart is a native Albertan and graduated from Queen’s University in Kingston, Ontario in 1973 with a Bachelor of Science degree in Geological Sciences.

He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.
Securities Held (1)

		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
13,370	4,563	17,933	$342,700	— / —	— / —	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	9/9(9)	100	%(9)
Compensation Committee	1/1(9)	100	%(9)
Reserves, Operations and Environmental, Health and Safety Committee	0/0(9)	-	%(9)

Stanley H. Wong, Director, Calgary, Alberta, Canada

Age: 77 Director since 1988 Not Independent (Management)	Mr. Wong is President of Carbine Resources Ltd., a private oil and gas producing and engineering consulting company. He is also a Director of Adamant Energy Inc., a private oil and gas exploration and production company.

Mr. Wong was a senior engineer with Hudson’s Bay Oil & Gas for 10 years and employed by Total Petroleum for 15 years where he was Chief Engineer and later become Manager of Special Projects.
Securities Held (1)

		Total of Trust	Market Value of	Trust Unit	Trust Unit	Meets
		Units and	Trust Units and	Rights	Options	Ownership
Trust Units	DEUs	DEUs	DEUs(2)	(Vested/Total)	(Vested/Total)	Requirements(3)
49,864	4,447	54,311	$1,037,883	22,525/24,525	— / —	Yes

Board and Committee Positions and Memberships	Attendance
Board of Directors	21/23	91%
Reserves, Operations and Environmental, Health and Safety Committee	1/1	100%

Notes:

(1)	All information relating to securities held, not being known to Pengrowth, has been provided by the respective nominees to the Board. Information is current as at April 19, 2007.

(2)	Market Value of Trust Units and DEUs has been calculated by multiplying the number of Trust Units and DEUs held by $19.11 , which was the closing price of the Trust Units of the TSX on April 30, 2007, the last trading day before the date of this Circular.

(3)	For a description of Pengrowth’s Trust Unit ownership guidelines as they apply to the directors of the Corporation, see “Statement of Executive Compensation — Report on Executive Compensation — Trust Unit Ownership Guidelines”.

(4)	A special committee of the Board was formed for the purposes of evaluating the Management Agreement and determining whether the Management Agreement should be terminated. See “Management Agreement — Management Agreement Second Term”.

(5)	Effective April 18, 2007, Mr. Cumming is no longer a member of the Corporate Governance Committee and has become a member of the Reserves, Operations and Environmental, Health and Safety Committee.

(6)	A special committee of the Board was formed for the purposes of evaluating and overseeing the consolidation of Pengrowth’s Trust Unit structure, which occurred on July 27, 2006.

(7)	Effective April 18, 2007, Mr. Foo has become a member of the Corporate Governance Committee.

(8)	Eight Board meetings and one Reserves, Operations and Environmental, Health and Safety Committee meeting were held before the election of Mr. Foo as a member of the Board on June 23, 2006.

(9)	Fourteen Board meetings, four Compensation Committee meetings and one Reserves, Operations and Environmental, Health and Safety Committee meeting were held before the appointment of Mr. Stewart as a member of the Board on October 2, 2006.
None of the proposed Directors is, or has been in the last ten years, a director or executive officer of any company that, while the proposed Director was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed Directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
Matter #4 - Amendments to Pengrowth’s Security Based Compensation Arrangements and Ratification of Prior DEU Grants
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the ordinary resolution contained in Schedule A to this Circular to: (i) approve an updated trust unit rights incentive plan (the “2007 Plan”); (ii) approve certain amendments to the deferred entitlement unit plan (the “DEU Plan”); (iii) approve certain amendments to the trust unit option plan (the “Unit Option Plan”); and (iv) approve and ratify prior DEU grants.
The resolution approving the foregoing matters must be passed by a majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution approving the amendments to Pengrowth’s security-based compensation arrangements and the ratification of prior DEU grants.
Approvals in Keeping with Pengrowth’s Compensation Philosophy
In order to align the interests of the Board, the executive officers and the staff of Pengrowth with those of Unitholders, Pengrowth has established certain security-based compensation programs. Currently, there is a small deficiency of DEUs and a surplus of Trust Unit Rights which are available for grant. Pengrowth has prepared a forecast for the grant of long-term incentives over the next several years which takes into account the anticipated future growth of Pengrowth. In addition, the Board has determined that the security-based component of the Directors’ annual compensation will be solely paid in the form of DEUs starting in 2007.
Pengrowth is seeking the approval of Unitholders for the reservation of an additional 1,225,000 Trust Units in respect of Trust Unit Rights and 4,775,000 Trust Units in respect of DEUs, representing a total of 6,000,000 Trust Units or 2.5% of the outstanding Trust Units as of the date hereof. Following this approval, the total Trust Units reserved for issuance upon the exercise of Trust Unit Rights (including the remaining Trust Unit Options) and DEUs, inclusive of all outstanding Trust Unit Rights and DEUs, will be 8,371,934 and 5,508,694, respectively, representing a total of 13,880,628 Trust Units or 5.7% of the outstanding Trust Units as of the date hereof.
The following approvals are consistent with Pengrowth’s compensation philosophy as disclosed under “Statement of Executive Compensation — Report on Executive Compensation” below and with Pengrowth’s budget for the grant of long-term incentives.
Adoption of the 2007 Trust Unit Rights Incentive Plan
The purpose of replacing the current trust unit rights incentive plan (the “Rights Incentive Plan”) with the 2007 Plan is to ensure that: (i) the 2007 Plan remains compliant with the rules and regulations of the Toronto Stock Exchange (“TSX”); (ii) the Board has increased flexibility in matters relating to the administration and granting of rights to acquire Trust Units (“Trust Unit Rights”) within the stated purposes of the 2007 Plan; and (iii) the 2007 Plan is generally consistent in form and substance with current forms of plans adopted by other issuers. While none of the provisions alter the substance of the existing plan, counsel has recommended the new form of plan because of the extent of the amendments contemplated. All Trust Unit Rights granted under the current Rights Incentive Plan will be governed by the 2007 Plan, subject to Unitholder approval of the 2007 Plan at the Meeting.
The following is a summary of the principal terms of the 2007 Plan, which is provided pursuant to the requirements of Section 613 of the TSX Company Manual. For a description of Pengrowth’s current Rights Incentive Plan, DEU Plan and Unit Option Plan, see “Statement of Executive Compensation —

Compensation Arrangements — Long Term Incentive Plans — Trust Unit Rights Incentive Plan”, “ — Deferred Entitlement Unit Plan” and “ — Trust Unit Option Plan”.
Purpose
The purpose of the 2007 Plan is to advance the interests of Pengrowth by permitting, through the grant and exercise of Trust Unit Rights, the directors, officers, employees and direct and indirect service providers of Pengrowth to acquire Trust Units, thereby: (i) increasing the ownership interests of such persons in Pengrowth; (ii) aligning their interests with the interests of Unitholders generally; (iii) encouraging them to remain associated with Pengrowth; and (iv) furnishing them with an additional incentive in their efforts on behalf of Pengrowth.
Trust Units Subject To The Plan
As of March 31, 2007, 4,518,633 Trust Unit Rights are available to be granted under the Rights Incentive Plan. Since January 25, 1995, 17,250,000 Trust Units have been reserved for issuance under the Rights Incentive Plan and the Unit Option Plan, of which 10,103,066 have been exercised and 2,628,301 have been allocated and remain outstanding. The Board proposes that the Unitholders approve the reservation of an additional 1,225,000 Trust Units for issuance upon the exercise of Trust Unit Rights, representing 0.5% of the issued and outstanding Trust Units as at March 31, 2007, bringing the number of Trust Unit Rights available to be granted to 5,743,633, representing 2.4% of the issued and outstanding Trust Units as at March 31, 2007, and the maximum number of Trust Units reserved for issuance under the Rights Incentive Plan and the Unit Option Plan since January 25, 1995 to 18,475,000. The number of Trust Units reserved for issuance upon the exercise of Trust Unit Rights may be amended subject to the policies and approval of the TSX and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders.
If any Trust Unit Rights granted under the 2007 Plan expire or terminate for any reason without having been exercised in full, any Trust Units to which such Trust Unit Rights relate shall be available for the purposes of granting additional Trust Unit Rights under the 2007 Plan.
Administration, Eligibility and Limitation Of Issuances
The 2007 Plan will be administered by either the Board or by an appointed committee thereof (for the purposes of this section, the “Plan Administrator”), which shall, from time to time, at its sole discretion and subject to the 2007 Plan, determine the participants who shall participate under the 2007 Plan, the number of Trust Unit Rights to be granted to such participants and the terms of vesting of such Trust Unit Rights; provided, however, that: (i) the number of Trust Unit Rights granted to any one participant shall not exceed five percent (5%) of the issued and outstanding Trust Units at the date of grant of such Trust Unit Rights (the “Grant Date”), calculated on a non-diluted basis; (ii) the number of Trust Units which may be reserved for issuance to “insiders” (as defined by the policies of the TSX), at any time, under the 2007 Plan and all other security-based compensation arrangements (as defined by the policies of the TSX) of Pengrowth shall not exceed ten percent (10%) of the issued and outstanding Trust Units calculated on a non-diluted basis; and (iii) the number of Trust Units issued to insiders, within any one-year period, under the 2007 Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent (10%) of the issued and outstanding Trust Units, calculated on a non-diluted basis. The Plan Administrator may appoint an external administrative agent to assist in the administration of the 2007 Plan.
Exercise Price
Subject to adjustment pursuant to the terms of the 2007 Plan, the exercise price per Trust Unit Right granted (the “Exercise Price”) shall be not less than the closing market price of the Trust Units on the TSX (the “Market Price”) on the day immediately preceding the Grant Date. If the Trust Units are not traded on the TSX, the Exercise Price shall be equal to the closing market price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date. If the Trust Units are not traded on any stock exchange, the Exercise Price shall be equal to an amount determined by the Plan Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Plan Administrator indicating a valuation of the Trust Units.

Adjusted Exercise Price
In the event that the aggregate amount of regular cash distributions of the Trust (“Distributions”) paid to Unitholders during a fiscal quarter, on a per Trust Unit basis pursuant to the Trust Indenture is greater than: (i) 2.5% of the Trust’s Oil and Gas Interests (as defined below) on the Trust’s consolidated balance sheet at the beginning of such fiscal quarter; divided by (ii) the number of Trust Units issued and outstanding at the beginning of such fiscal quarter (the result of such calculation being referred to herein as, the “Threshold Amount”), then the Exercise Price of each outstanding Trust Unit Right shall, at the election of the holder thereof on the date of exercise of such Trust Unit Right, be reduced by an amount equal to: (i) the amount by which the aggregate Distributions for the most recently completed fiscal quarter preceding the date of exercise of such Trust Unit Right, calculated on a per Trust Unit basis, exceeds the Threshold Amount (the “Reduction”); plus (ii) the cumulative amount of any accumulated Reductions from prior fiscal quarters, including the fiscal quarter in which the Trust Unit Rights were granted (such reduced price being the “Adjusted Exercise Price”).
For the purposes of the Plan, “Oil & Gas Interests” shall be the Trust’s consolidated oil & gas royalty and property interests financially disclosed as net book value of property, plant and equipment.
Upon the exercise of a Trust Unit Right, the Exercise Price shall, at the election of the holder thereof, be reduced by the sum of all Reductions, if any, for each fiscal quarter that such Trust Unit Right was outstanding from the date of grant of the Trust Unit Right to and including the most recently completed fiscal quarter prior to the date of exercise.
For the sake of greater certainty, if, on the date of exercise of a Trust Unit Right, the holder thereof elects not to reduce the Exercise Price of such Trust Unit Right by the aggregate amount of all of the accumulated Reductions, such holder shall not be entitled to receive payment in cash or otherwise in lieu of an adjustment to the Exercise Price by such accumulated Reductions, and such Trust Unit Right shall be exercisable for the Exercise Price as otherwise provided pursuant to the 2007 Plan.
Subject to the approval of the TSX, the Plan Administrator may, without Unitholder approval, vary the formula for calculating the Threshold Amount.
Vesting
Trust Unit Rights granted under the 2007 Plan may be exercised on the basis and schedule to be determined by the Plan Administrator on the Grant Date.
Term
Trust Unit Rights granted under the 2007 Plan may be exercised during a period (the “Exercise Period”) not exceeding five (5) years from the Grant Date, subject to such terms of vesting as the Plan Administrator may determine in accordance with the 2007 Plan. At the expiration of the applicable Exercise Period (the “Expiry Date”), any Trust Unit Rights which have not been exercised shall expire and become null and void. The Plan Administrator shall not, without first receiving Unitholder approval, extend the Exercise Period where such extension would be for the sole benefit of insiders of Pengrowth.
Notwithstanding the foregoing, if the Expiry Date for a Trust Unit Right occurs during a Blackout Period applicable to the relevant participant under the 2007 Plan, or within 10 business days after the expiry of a Blackout Period applicable to the relevant participant under the 2007 Plan, then the Expiry Date for that Trust Unit Right shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Trust Unit Rights outstanding under the 2007 Plan.
For purposes of this section, “Blackout Period” means the period during which the relevant participant under the 2007 Plan is prohibited from exercising a Trust Unit Right due to trading restrictions imposed by the Trust in accordance with its trading policies affecting trades by directors, officers, employees and direct or indirect service providers of the Trust in the Trust’s securities.

Termination Of Rights
If a holder of Trust Unit Rights ceases to be a director, officer, employee or direct or indirect service provider of Pengrowth prior to the Expiry Date:
•	by reason of the death or long term disability (as reasonably determined by the Plan Administrator) of such holder, then all outstanding Trust Unit Rights granted to such holder shall immediately and automatically vest and all such vested Trust Unit Rights granted to such holder shall terminate on the earlier of (i) the date that is one (1) year following the date of death or long term disability; and (ii) the applicable Expiry Date. Only the holder or the person or persons to whom the holder’s rights under the Trust Unit Rights pass by the holder’s will or applicable law shall have the right to exercise part or all of the holder’s outstanding and vested Trust Unit Rights;

•	by reason of retirement (as reasonably determined by the Plan Administrator), then all outstanding Trust Unit Rights granted to such holder shall terminate on the earlier of: (i) the date which is two (2) years following the date of retirement of such holder; or (ii) the applicable Expiry Date;

•	for cause, then all outstanding Trust Unit Rights, whether vested or not, shall immediately and automatically terminate; and

•	for any reason, other than as provided in the foregoing paragraphs, then all outstanding unvested Trust Unit Rights granted to such holder shall, unless otherwise provided, immediately and automatically terminate. Such holder shall have the right to exercise part or all of his or her outstanding vested Trust Unit Rights at any time up to and including (but not after) the earlier of: (i) the date which is sixty (60) days following the date of such termination, resignation or cessation of employment; and (ii) the applicable Expiry Date.
Assignability
Except as specifically provided in the 2007 Plan, Trust Unit Rights may not be transferred or assigned without the prior consent of the Plan Administrator.
Adjustments
In the event that during the Exercise Period of any Trust Unit Rights granted under the 2007 Plan there is a consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units, outstanding Trust Unit Rights shall be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Trust Unit Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division, or change, and the Exercise Price of outstanding Trust Unit Rights shall be adjusted accordingly.
Amendments
The Board may, at any time, amend, suspend or terminate the 2007 Plan, or any portion thereof, or any Trust Unit Right granted thereunder, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth in the 2007 Plan, no action of the Board or Unitholders shall alter or impair the rights of a holder under any Trust Unit Right previously granted to the holder without the consent of the affected holder. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the 2007 Plan without seeking Unitholder approval:
•	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the 2007 Plan or to correct or supplement any provision of the 2007 Plan that is inconsistent with any other provision of the 2007 Plan;

•	amendments necessary to comply with the provisions of applicable law;

•	amendments respecting administration of the 2007 Plan;

•	amendments to the vesting provisions of the 2007 Plan or any Trust Unit Rights;

•	amendments to the early termination provisions of the 2007 Plan or any Trust Unit Rights, whether or not such Trust Unit Rights are held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

•	amendments to the termination provisions of the 2007 Plan or any Trust Unit Rights, other than Trust Unit Rights held by an insider in the case of the amendment extending the term of a Trust Unit Right, provided any such amendment does not entail an extension of the Expiry Date of such Trust Unit Right beyond its original Expiry Date;

•	the addition of any form of financial assistance by Pengrowth, if appropriate, for the acquisition by all or certain categories of Participants of Trust Units under the 2007 Plan, and the subsequent amendment of any such provision;

•	the addition or modification of a cashless exercise feature, payable in cash or Trust Units, which provides for a full deduction of the number of underlying Trust Units from the 2007 Plan reserve;

•	amendments necessary to suspend or terminate the 2007 Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring Unitholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).
Unitholder approval will be required for the following types of amendments:
•	amendments to the number of Trust Units issuable under the 2007 Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

•	any amendment which would result in the Exercise Price for any Trust Unit Rights granted under the 2007 Plan being lower than the Market Price of the Trust Units at the time the Trust Unit Right is granted;

•	any amendment which reduces the Exercise Price of a Trust Unit Right;

•	any amendment extending the term of a Trust Unit Right held by an insider beyond its original Expiry Date except as otherwise permitted by the 2007 Plan; and

•	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).
The full text of the 2007 Plan, in its proposed form, is set out in Appendix 1 to this Circular. Readers are encouraged to read the full text of the 2007 Plan and the summary set out herein is qualified entirely and in all respects by the text of the 2007 Plan.
Amendments To The DEU Plan
The purpose of amending the DEU Plan is to ensure that: (i) the DEU Plan remains compliant with the rules and regulations of the TSX; (ii) the Board has increased flexibility in matters relating to the administration and granting of DEUs within the stated purposes of the DEU Plan; and (iii) the DEU Plan is generally consistent in form and substance with current forms of plans adopted by other issuers.
The following is a summary of the amendments to the DEU Plan. For a more complete description of Pengrowth’s current Rights Incentive Plan, DEU Plan and Unit Option Plan, see “Statement of Executive Compensation — Compensation Arrangements — Long Term Incentive Plans — Trust Unit Rights Incentive Plan”, “ — Deferred Entitlement Unit Plan” and “ — Trust Unit Option Plan”.
Number Of Trust Units Reserved For Issuance Under The DEU Plan
As dictated by the TSX subsequent to approval of the DUE Plan by the Unitholders, the DEU Plan currently provides that the number of Trust Units reserved for issuance upon the exercise of DEUs may not exceed 750,000 Trust Units, representing 0.3% of the Trust Units issued and outstanding as at March 31, 2007, of which 776,213 DEUs were allocated, including the over allotment of 42,519 DEUs referred to under the heading “Matters to be Acted Upon at the Meeting — Matter #4 — Amendments to Pengrowth’s Security Based Compensation Arrangements and Ratification of Prior DEU Grants — Ratification of the Prior Granting of DEUs”. 16,306 Trust Units have been issued pursuant to the exercise of DEUs. We propose that the DEU Plan be amended to increase the number of Trust Units reserved for issuance upon the exercise of DEUs by 4,775,000 to 5,508,694 Trust Units, representing 2.3% of the Trust Units issued and outstanding as at March 31, 2007. In order to continue to provide fair, equitable and competitive compensation programs for the employees of Pengrowth, the Board approved the grant of DEUs, conditional upon Unitholder approval, in excess of the current limit imposed by the DEU Plan and will ask Unitholders to ratify the grant of such DEUs at the Meeting. See “Matters to be Acted Upon at the Meeting — Ratification of the Prior Granting of DEUs”.
Change Of Control Provisions
The DEU Plan currently provides that in the event that any person or persons acting in concert (as defined in the Securities Act (Alberta)) acquire or have the right to acquire 25% or more of the then outstanding Trust Units, the Board may, in its discretion, determine to immediately accelerate the vesting period of any DEUs granted under the DEU Plan. The purpose of this provision is to grant the Board discretion to accelerate the vesting of DEUs in the event of a change of control of Pengrowth. However, we are of the view that this measure of a “change of control” does not accurately reflect the range of transactions to which Pengrowth may be a participant. Furthermore, this measure is inconsistent with the terms of the 2007 Plan and market practice generally. As a result, we propose to amend the DEU Plan by replacing the current definition of a “change of control” with a definition that more accurately reflects the range of transactions that, if completed, would result in a change to the control of Pengrowth. The specifics of the proposed definition of a “change of control” are set out in the ordinary resolution attached as Schedule A hereto.
Amendment Provisions In The DEU Plan
The TSX has introduced several changes to the TSX Company Manual, effective January 1, 2005, including a provision in Section 613(d) of the TSX Company Manual to the effect that Unitholder approval is required for any amendment to a security-based compensation arrangement unless the arrangement includes an amendment provision which explicitly permits such amendments to occur without Unitholder approval. The TSX has since clarified that, effective June 30, 2007, an amendment provision must provide specific details (as opposed to a general amendment power) as to whether Unitholder approval is required for an amendment and that the provision must be disclosed to Unitholders when the security-based compensation arrangement is approved. To address this change to the rules and requirements of the TSX and to provide the Board with an appropriate level of flexibility without having to seek further Unitholder approval, we propose to remove the current amendment provision in the DEU Plan and replace it with a more detailed amendment provision, the specifics of which are set out in the ordinary resolution attached as Schedule A hereto.
Housekeeping Amendments
In order to give effect to the foregoing amendments to the DEU Plan, we propose that certain minor changes of a housekeeping and ministerial nature be made to the DEU Plan, including changes for the purpose of curing any ambiguity, error or omission in the DEU Plan or to correct or supplement any provision of the amended DEU Plan that is inconsistent with any other provision thereof.
Ratification Of The Prior Granting Of DEUs
Subsequent to the receipt of Unitholder approval, the TSX required that of the Trust Units reserved for issuance upon the exercise of Trust Units Rights, DEUs and Trust Unit Options, not more than 750,000 Trust Units could be reserved for issuance upon the exercise of DEUs.
To meet the objectives of Pengrowth’s compensation arrangements, the Board granted 363,758 DEUs subsequent to December 31, 2006. The awards were made subject to Unitholder approval of the amendments to the DEU Plan, including the amendments to the maximum number of Trust Units issuable upon the exercise of DEUs. This has resulted in the number of Trust Units issuable upon the exercise of outstanding DEUs exceeding the maximum number currently authorized for issuance under the DEU Plan by 42,519 Trust Units. The decision to make conditional awards of DEUs above the level presently approved by Unitholders was based in part upon the requirement to create incentives for the increased number of Pengrowth team members resulting from a significant level of acquisitions during 2006. All of the conditional DEUs were granted to non-insiders of Pengrowth. The increase to the number of DEUs available for issuance referred to above under the heading “Matters to be Acted Upon at the Meeting — Matter #4 — Amendments to Pengrowth’s Security-Based Compensation Arrangements and Ratification of Prior DEU Grants — Amendments to the DEU Plan — Number of Trust Units Reserved for Issuance under the DEU Plan” is sufficient to cover this deficiency, and Pengrowth is not seeking approval for additional DEUs beyond that amount. However, it is a specific TSX requirement that the grant of these DEUs be ratified by Unitholders and accordingly we are seeking this ratification from Unitholders.
DEUs issued to Directors entitle the holder to a specific number of Trust Units and additional DEUs through the notional reinvestment of distributions. DEUs held by all other recipients entitle the holder thereof to a reference number of Trust Units, the final number of which is determined by Pengrowth’s performance over three years relative to its competitor group. The maximum number of Trust Units granted to the holder of DEUs upon the achievement of performance benchmarks is limited to 150% of the aggregate of the reference number of DEUs granted. Recipients will also be allocated additional DEUs through the reinvestment of notional distributions on the final number of DEUs allocated. These DEUs vest three years after the date of grant.
Should this resolution not be approved, the Board will determine the number and allocation of DEUs within the present approval levels and will consider allocating other incentives to meet Pengrowth’s compensation objectives. The specifics of the proposed amendment are set out in the ordinary resolution attached as Schedule A hereto.
Amendments To The Unit Option Plan
Notwithstanding that no options to acquire Trust Units (“Trust Unit Options”) have been granted under the Unit Option Plan since January 28, 2002, certain Trust Unit Options remain outstanding and exercisable under the Unit Option Plan up until 2009. As a result, we believe it is appropriate to make certain amendments to the Unit Option Plan to ensure that: (i) the Board, in all matters relating to the administration of the Unit Options has the necessary flexibility in order to achieve the stated purposes of the Unit Option Plan; (ii) the Unit Option Plan is current in respect of present market conditions, and (iii) the Unit Option Plan remains compliant with the rules and regulations of the TSX. All outstanding Trust Unit Options will be subject to the following amendments, provided such amendments are approved by Unitholders at the Meeting.
The following is a summary of the principal amendments to the Unit Option Plan. For a more complete description of Pengrowth’s current Rights Incentive Plan, DEU Plan and Unit Option Plan, see “Statement of Executive Compensation — Compensation Arrangements — Long Term Incentive Plans — Trust Unit Rights Incentive Plan”, “ — Deferred Entitlement Unit Plan” and “— Trust Unit Option Plan”.

Blackout Periods
The TSX recognizes good corporate governance shown by issuers with self-imposed blackout periods, and acknowledges that such blackout periods may prevent the exercise of Trust Unit Rights at certain times. The TSX permits issuers to amend their security-based compensation arrangements to extend the term of rights or options where such rights or options expire during or shortly after a blackout period, so as not to penalize issuers for positive corporate behavior. As a result, we propose to amend the Unit Option Plan to permit the extension of the term of Trust Unit Options where such term would otherwise expire during a blackout period. The specifics of the proposed amendment are set out in the ordinary resolution attached as Schedule A hereto.
Change Of Control Provisions
The Unit Option Plan currently provides that in the event: (i) of the sale by the Corporation of all or substantially all of the property and assets of the Corporation; or (ii) that any person or persons acting in concert (as defined in the Securities Act (Alberta)) acquire or have the right to acquire 25% or more of the then outstanding Trust Units, the Board may, in its discretion, determine to immediately accelerate the vesting period of any Trust Unit Options granted under the Unit Option Plan. The purpose of this provision is to grant the Board discretion in accelerating the vesting of Trust Unit Options in the event of a change of control of Pengrowth. However, we are of the view that this measure of a “change of control” does not accurately reflect the range of transactions to which Pengrowth may be a participant. Furthermore, this measure is inconsistent with the terms of the 2007 Plan and market practice generally. As a result, we propose to amend the Unit Option Plan by replacing the current definition of a “change of control” with a definition that more accurately reflects the range of transactions that, if completed, would result in a change to the control of Pengrowth. The specifics of the proposed definition of a “change of control” are set out in the ordinary resolution attached as Schedule A hereto.
Amendment Provisions In The Unit Option Plan
The TSX has introduced several changes to the TSX Company Manual, effective January 1, 2005, including a provision in Section 613(d) of the TSX Company Manual to the effect that Unitholder approval is required for any amendment to a security-based compensation arrangement unless the arrangement includes an amendment provision which explicitly permits such amendments to occur without Unitholder approval. The TSX has since clarified that, effective June 30, 2007, an amendment provision must provide specific details (as opposed to a general amendment power) as to whether Unitholder approval is required for an amendment and that the provision must be disclosed to Unitholders when the security-based compensation arrangement is approved. To address this change to the rules and requirements of the TSX, we propose to remove the current amendment provision in the Unit Option Plan and replace it with a more detailed amendment provision, the specifics of which are set out in the ordinary resolution attached as Schedule A hereto.
Housekeeping Amendments
In order to give effect to the foregoing amendments to the Unit Option Plan, we propose that certain minor changes of a housekeeping and ministerial nature be made to the Unit Option Plan, including changes for the purpose of curing any ambiguity, error or omission in the Unit Option Plan or to correct or supplement any provision of the amended Unit Option Plan that is inconsistent with any other provision thereof.
Matter #5 – Amendments to the Trust Indenture to Permit Flexibility in Setting the Record Date for Distributions
The Trust Indenture currently provides that Computershare, as trustee, pay distributions on the Trust Units on the 15th day of each of February, May, August and November, or, if directed by the Board, on the 15th day of each calendar month. The Trust Indenture further provides that distributions are paid to all Unitholders of record as of the close of business on the tenth business day preceding the distribution date. Neither the Board nor management has any discretion to set alternate record dates. As a result, we propose to amend the Trust Indenture to remove the requirement that the record date be ten business days prior to the distribution date and in its place provide the Board with discretion on the setting of such record dates. The purpose of this amendment is to provide flexibility to the Board to vary the record date where the Board deems appropriate to facilitate a transaction by Pengrowth (i.e. a merger, acquisition or equity offering of Trust Units). Generally, the record date will remain unchanged. This amendment will not affect the timing of the declaration or payment of distributions.
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule B to this Circular to amend the Trust Indenture to give effect to the foregoing changes.
The resolution approving the foregoing matters must be passed by two-thirds of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the amendments to the Trust Indenture set out above.
Matter #6 – Amendments to the Trust Indenture to Permit the Use of Direct Registration Systems
Effective January 1, 2008, all securities listed on the New York Stock Exchange (“NYSE”) are required to be eligible for a direct registration system (“DRS”). This listing requirement applies to all NYSE listed issuers. Accordingly, we propose making changes to the Trust Indenture to maintain compliance with these listing requirements.
The direct registration system provides a means of electronic direct registration of securities in an investor’s name in the books of the transfer agent or issuer, and allows trust units to be transferred between a transfer agent and broker electronically. Under DRS, investors can elect to have their securities registered directly on Pengrowth’s records in book entry form, which will be maintained by the Trustee. A Unitholder electing to hold Trust Units in a DRS book entry position will receive a statement from the Trustee on behalf of Pengrowth evidencing ownership of the Trust Units. The investor can subsequently transfer electronically the DRS book entry position to his or her broker/dealer. The DRS system makes it easier to sell or transfer Trust Units, protects Unitholders against loss or damage of negotiable certificates and eliminates the cost of surety bonds for the replacement of lost certificates. Registered Unitholders who wish to hold their Trust Units through the DRS should contact Computershare as set out under “Voting Information: Questions and Answers”. Beneficial Unitholders who wish to hold their Trust Units through the DRS must contact the broker, trust company, securities brokers, trustee or other intermediary through which they hold their Trust Units.
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule C to this Circular to amend the Trust Indenture to give effect to the foregoing changes.
The resolution approving the foregoing matters must be passed by two-thirds of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the amendments to the Trust Indenture set out above.
Matter #7 – Amendments to the USA to Clarify Director Appointment Procedures
The USA currently provides that the Board shall consist of a minimum of three and a maximum of twelve Directors, two of whom are to be appointed by the Manager and the balance of whom are to be appointed by the Trust upon the direction of Unitholders given at the annual meeting of Unitholders. In order to clarify the mechanics for the election of Directors by the Manager and the Trust, we propose to amend the USA to require that: (i) both the Manager and the Trust cause their shares in the Corporation to be voted in favour of electing the nominees of the Trust, as directed by the Unitholders at the annual meeting, and the nominees of the Manager; (ii) both the Manager and the Trust cause their shares in the Corporation not to be voted for the removal of the respective nominees as Directors unless the party having nominated such individual desires that individual be removed as a Director, in which case the Manager or the Trust will cause all their shares in the Corporation to be so voted.

Furthermore, the USA is currently silent as to the procedure by which Directors are to be appointed should a vacancy arise between annual meetings of Unitholders. To address this deficiency, we propose to amend the USA to require that: (i) any vacancies on the Board be filled by an individual nominated by the party, being either the Trust or the Manager, which nominated for election the Director who has vacated his or her position; and (ii) the Manager and the Trust shall cause the shares owned by them to be voted for the individual so nominated.
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule D to this Circular to amend the USA to give effect to the foregoing changes.
The resolution approving the foregoing matters must be passed by two-thirds of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the amendments to the USA set out above.
Matter #8 – Amendments to the Royalty Indenture to Remove References to the Alberta Royalty Credit
On September 21, 2006, the Alberta government announced that it would eliminate the Alberta Royalty Tax Credit (the “ARTC”) and the Alberta Royalty Credit (“ARC”) effective as of January 1, 2007. The ARTC and ARC are provided for in the Alberta Corporate Tax Act (the “ACTA”), so their elimination requires the passage of legislation in the Alberta legislature. To date, such legislation has not been passed but it is widely anticipated that the Alberta government will follow through on its announcement and introduce such legislation. Currently, the Royalty Indenture references the ARC and incorporates it in the calculation of Royalty Income. Accordingly, it is proposed that the Royalty Indenture be amended to remove the references to the ARC once the ACTA is amended, retroactive to the date that such act is amended, anticipated to be January 1, 2007.
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule E to this Circular to amend the Royalty Indenture to give effect to the foregoing changes.
The resolution approving the foregoing matters must be passed by two-thirds of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the amendments to the Royalty Indenture set out above.
Matter #9 – Reappointment of Computershare Trust Company of Canada
At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the ordinary resolution contained in Schedule F to this Circular to reappoint Computershare Trust Company of Canada as Trustee of the Trust for an additional two year term to expire upon the date of the Annual Meeting of Unitholders to be held in 2009. The resolution approving the reappointment of Computershare must be passed by a simple majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution approving the reappointment of Computershare Trust Company of Canada as Trustee of the Trust.

STATEMENT OF EXECUTIVE COMPENSATION
Report on Executive Compensation
Composition of the Compensation Committee
The Compensation Committee is comprised of Messrs. Michael S. Parrett (Chairman), Thomas A. Cumming, D. Michael G. Stewart and John B. Zaozirny, each of whom are independent members of the Board. The only change to the composition of the Compensation Committee during the year ended December 31, 2006, was the addition of Mr. Stewart as a member of the Compensation Committee on December 14, 2006. None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth. Mr. Zaozirny is the Vice-Chairman of Canaccord Capital Corporation, a member of the syndicate of underwriters in respect of Trust Unit offerings by Pengrowth in the year ended December 31, 2006. See “Interest of Informed Persons in Material Transactions”.
Compensation Consultant
The Compensation Committee engaged Towers Perrin (“Towers”) to provide specific support to the Compensation Committee in determining compensation for the Corporation’s officers and employees during the most recently completed financial year. This support has included attendance at meetings of the Compensation Committee and the provision of general market observations, benchmark market data and independent compensation analysis. The recommendations made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations in addition to the information and recommendations provided by Towers.
For the year ended December 31, 2006, fees paid to Towers as advisor of the Compensation Committee totaled approximately $40,000. Pengrowth also paid Towers approximately $44,000 in 2006 for various administrative and compliance mandates from Pengrowth’s management, as well as actuarial and administrative services relating to the strategic business combination with Esprit Energy Trust, which occurred on October 2, 2006, the acquisition of oil and gas assets from ExxonMobil Canada Energy in the Carson Creek area of Alberta, which occurred on September 28, 2006 and the acquisition of oil and gas assets from ConocoPhillips, which occurred on January 22, 2007.
Compensation Strategy
Pengrowth’s executive compensation strategy is designed to: (i) attract and retain high performing senior management; (ii) align the immediate, short-term and long-term behaviour of senior management with the interests of Unitholders; and (iii) motivate senior management by rewarding both individual and corporate performance.
Pengrowth’s target compensation levels are determined in relation to the compensation level of Pengrowth’s competitors (“Peer Group”). The Peer Group consists of senior Canadian energy trusts, with whom Pengrowth competes for senior management talent and for which compensation data is available through a combination of public disclosure and/or reliable surveys prepared by independent consulting firms, including Towers. The Compensation Committee regularly reviews the direct compensation plans of the Peer Group to ensure that Pengrowth is competitive in a demanding labour market.
Pengrowth’s direct compensation program is comprised of three components — base salaries, an annual performance bonus plan and a long-term incentive program, the particular details of which are set out below under the heading “Statement of Executive Compensation — Compensation Arrangements”. Pengrowth designs its base salaries, annual incentives and long-term incentives such that the aggregate direct compensation pays at the 50th percentile of the comparable total pay of the Peer Group when Pengrowth and individual each achieve target goals and expectations, and pays at the 75th percentile of the comparable total pay of the Peer Group when Pengrowth and individual significantly exceed target goals and expectations. In addition to target compensation levels, Pengrowth has paid a retention bonus to certain team members in each of 2005 and 2006 to reflect the high level of competition for skilled personnel within the energy industry.

In all cases, Pengrowth’s policy is that direct compensation is commensurate with individual and organizational performance.
Trust Unit Ownership Guidelines
Pengrowth has implemented guidelines for Trust Unit ownership for the directors and executive officers of the Corporation. Although not a condition of employment, compliance with the ownership guidelines is a significant factor to be considered in connection with, among other things, determining eligibility to participate in Pengrowth’s long-term incentive program. The NEOs (as that term is defined under the heading “Statement of Executive Compensation — Executive Compensation Tables — Summary Executive Compensation Table”) and non-executive directors are encouraged to satisfy the ownership guidelines within three years of the commencement of their employment or election as a director, as the case may be.
The NEOs, other than Mr. Kinnear and Mr. Selby, are required to own Trust Units and/or DEUs (together, the “Ownership Units”) with a market value equal to their annual base salary. Since Mr. Kinnear and Mr. Selby do not receive a base salary, Mr. Kinnear is required to own two times the number of Ownership Units required to be owned by the Chief Financial Officer and Mr. Selby is required to own the same number of Ownership Units as required to be owned by the Chief Financial Officer. Each of the NEOs is currently complying with his respective ownership guidelines. As of December 31, 2006, the NEOs held in the aggregate 6,225,969 Ownership Units with a market value of $124,145,822 on December 31, 2006. As of December 31, 2006, the members of Pengrowth’s leadership team held in the aggregate 6,382,375 ownership units with a market value of $127,264,558 on December 31, 2006.
Currently, the non-executive directors of the Corporation are each required to own Ownership Units with a market value equal to four times their respective annual retainer. Each of the non-executive directors is currently complying with the ownership guidelines relating to non-executive directors. As of December 31, 2006, the non-executive directors held 167,832 Ownership Units with a value of $3,346,570, representing a unit ownership level of approximately 5.3 times their annual retainer. Effective June 11, 2007, the non-executive directors of the Corporation will each be required to own Ownership Units with a market value equal to five times their respective annual retainer, and are expected to obtain this increased level of ownership by the later of: (i) one year after the effective date of the change to the ownership guidelines; and (ii) three years from the date of their election as a Director.
Pengrowth encourages all employees to share in its long-term success through its various supported voluntary savings plans. As of December 31, 2006, employees, other than the senior management set out above, owned approximately 345,296 Trust Units with a value of $6,885,202 through these plans.
Compensation Arrangements
Base Salaries
Senior management base salaries are reviewed annually to ensure that they reflect comparable base compensation in the Peer Group, general market conditions, the level of responsibility and accountability within Pengrowth, background skills and experience, individual performance and the individual’s overall contribution to Pengrowth’s success. Certain benefits and perquisites are also provided where doing so is competitive, cost effective or assists senior management in carrying out their duties effectively.
Annual Performance Bonus Plan
Pengrowth’s annual performance bonus plan consists of a series of organizational and individual performance measures and objectives. The weighting between corporate and individual performance objectives in determining overall award granted varies by organization level, with more senior positions weighted more heavily towards corporate performance, thereby reflecting the nature and impact of their contributions. For senior management, the weighting on corporate performance ranges from 70% to 80% of the total bonus awarded pursuant to this plan.
Corporate performance is based on the following three equally-weighted measures:

•	Three-year average total Unitholder return. This measure reflects the average total return delivered to Unitholders (change in Trust Unit price plus reinvested distributions) over the prior three years.

•	Distributable cash per Trust Unit. This measure represents the cash available for distributions to Unitholders, and is a primary measure of financial success for income trusts.

•	Organizational scorecard. This measure allows the Compensation Committee and the Board to make an overall assessment against planned corporate performance measures, including production levels, reserves, operating costs, general and administrative costs, new business activities, environmental and safety performance, and other corporate initiatives.
Individual performance is assessed against planned objectives for the year in consultation with each individual.
At the commencement of each fiscal year, the Compensation Committee establishes a target level bonus and three levels of performance and associated bonus — threshold level performance, target level performance and maximum level performance — the achievement of which determines the size of the total bonus pool available to be awarded to senior management pursuant to this bonus plan. In the event threshold level performance is attained, the threshold bonus will be awarded. In the event target level performance is attained, the target level bonus is awarded. In the event the maximum level of performance is attained, a bonus equal to two times the target level bonus is awarded. No bonuses will be awarded under either the organizational or individual components of the plan if distributable cash per Trust Unit is not above a minimum amount determined each year by the Board.
Senior management and other high performance employees are also eligible for an additional award of Trust Units under the “PML President’s Award.” This program provides additional compensation on the recommendation of the President and Chief Executive Officer of the Corporation in consultation with the Compensation Committee to high performance employees, including senior management, who make significant contributions to Pengrowth’s success. The awards are intended to compensate high performance employees at levels up to the 75th percentile of the total cash compensation for the Peer Group. The awards are funded entirely by the Manager, in accordance with the Management Agreement. Awards are paid in the form of Trust Units purchased on the secondary market, in order to encourage ownership and to align the interests of the recipients with the interests of the Manager and Unitholders in general.
Long Term Incentive Plans
General
In 2005, Pengrowth’s long-term incentive program was redesigned to incorporate both grants of Trust Unit Rights pursuant to the Rights Incentive Plan and grants of DEUs pursuant to the DEU Plan. The proportion of Trust Unit Rights and DEUs granted to eligible participants varies by organization level, with more senior positions receiving a long term incentive package weighted more towards Trust Unit Rights in order to reflect the impact such individuals have on long term Trust Unit price appreciation.
Trust Unit Rights Incentive Plan
Pursuant to the Rights Incentive Plan, Trust Unit Rights may be granted to the directors, officers, employees and special consultants of Pengrowth. The Board designates which of the eligible participants are to be granted Trust Unit Rights.
The purpose of the Rights Incentive Plan is to advance the interests of Pengrowth by permitting, through the grant and exercise of Trust Unit Rights, the participants to acquire Trust Units, thereby: (i) increasing the proprietary interests of the participants in Pengrowth; (ii) aligning their interests with the interests of Unitholders generally; (iii) encouraging the participants to remain associated with Pengrowth; and (iv) furnishing the participants with an additional incentive in their efforts on behalf of Pengrowth.

Subject to adjustments set out in the Rights Incentive Plan, no Trust Unit Rights shall be granted with an exercise price that is at a discount to the closing market price of the Trust Units on the Toronto Stock Exchange on the last trading day immediately prior to the date of grant. Subject to the foregoing, the price payable upon the exercise of any Trust Unit Rights granted pursuant to the Rights Incentive Plan is fixed by the Board at the time of grant. In the event distributions per Trust Unit to Unitholders in a calendar quarter represent a return of more than 2.5% of Pengrowth’s net book value of property, plant and equipment at the beginning of such calendar quarter, the holder of Trust Unit Rights may elect, at the time of exercising the Right, to reduce the exercise price of such Trust Unit Rights by an amount to be determined by the terms of the Rights Incentive Plan.
There are a number of provisions in the Rights Incentive Plan where the Manager has discretion. In practice, the Manager defers to the discretion of the Board on such provisions.
Subject to a maximum term of five years, Trust Unit Rights may be exercised for such a period as the Board and the Manager may determine appropriate. The terms of vesting will be determined by the Board on the date such Trust Unit Rights are granted.
In accordance with the terms of the Rights Incentive Plan, and subject to any written agreement by the Manager or by the Corporation providing otherwise, Trust Unit Rights, to the extent not validly exercised, will terminate on the earlier of the following dates:
•	in the event of the death of the participant (in which event all rights granted shall be deemed to immediately vest in the name of the participant), one year following the death of the participant;

•	in the event of the disablement of the participant, which disablement is for a continuous period of 365 days and which prevents the participant from continuing in his capacity as an officer, director, employee, or a special consultant of the Corporation (in which event all Trust Unit Rights granted shall be deemed to immediately vest in the name of the participant), 60 days following the expiry of 365 days after an event giving rise to the disablement;

•	a date which is a maximum of two years beyond the permanent retirement of the participant (where retirement shall be defined in reference to a minimum age of 55 with a minimum of five years service as a director, officer, employee or special consultant of the Corporation);

•	except in the case of retirement, a date which is 60 days following termination of a consulting agreement, termination of employment of an employee or termination of status as an officer or director other than for cause (provided that this subclause shall not be triggered if following the event the participant retains a status as any one of a director, officer, employee or special consultant of the Corporation); or

•	immediately upon the termination of a consulting agreement, termination of employment of an employee or termination of status as an officer or director for cause.
In accordance with the terms of the Rights Incentive Plan, and subject to any written agreement by the Manager or by the Corporation providing otherwise, in the event of: (i) the sale by the Corporation of all or substantially all of the property and assets of the Corporation; or (ii) a “take-over bid” (as defined by applicable securities legislation) which results in the offeror under such bid holding in excess of fifty percent (50%) of the outstanding Trust Units, all then outstanding Trust Unit Rights shall immediately vest and become exercisable.
The interest of any participant under the Rights Incentive Plan or in any Trust Unit Right is not transferable or alienable by him without the consent of the Manager or the Corporation.

The Board may add to or amend any of the provisions of the Rights Incentive Plan or terminate the Rights Incentive Plan at any time, provided however that: (i) any approvals required under any applicable law are obtained; and (ii) unless a participant otherwise agrees, no such action shall adversely affect the rights of such participant previously granted under the Rights Incentive Plan.
Under Pengrowth’s trust unit margin purchase plan (the “Margin Purchase Plan”), certain employees and special consultants have received financial assistance in the exercise of Trust Unit Rights. See “Statement of Executing Compensation — Compensation Arrangements — Long Term Incentive Plans — Trust Unit Margin Purchase Plan.”
At the Meeting, Pengrowth proposes to replace the Rights Incentive Plan with the 2007 Plan. The 2007 Plan is intended to substantially duplicate the Rights Incentive Plan, while incorporating recent regulatory changes and increasing Board flexibility in the administration of the plan. For a discussion regarding the proposed 2007 Plan to be considered at the Meeting, see “Matters to be Acted Upon at the Meeting — Matter #4 — Amendments to Pengrowth’s Security Based Compensation Arrangements and Ratification of Prior DEU Grants — Adoption of the 2007 Trust Unit Rights Incentive Plan”.
Deferred Entitlement Unit Plan
Pursuant to the DEU Plan, DEUs may be granted to the directors, officers, employees and special consultants of Pengrowth. Pursuant to the direction of the TSX subsequent to approval of the DEU Plan by Unitholders, the maximum number of Trust Units which may be reserved for issuance under the DEU Plan is presently 750,000 Trust Units (prior to the increase referred to above under “Matters to be Acted Upon at the Meeting — Matter #4 — Amendments to Pengrowth’s Security Based Compensation Arrangements and Ratification of Prior DEU Grants — Number of Trust Units Reserved for Issuance under the DEU Plan”). The Board designates those eligible participants who will be granted DEUs. The purpose of the DEU Plan is to provide long-term incentives, through the ownership of Trust Units, in order to attract, retain and motivate directors, officers, employees and designated consultants of Pengrowth who make valuable contributions to the long-term success of Pengrowth’s business.
In the case of DEUs granted to officers and employees of, and special consultants to, Pengrowth, DEUs entitle the holder thereof to Trust Units, including additional DEUs acquired through the reinvestment of notional distributions, the number of which is determined by Pengrowth’s performance relative to its competitor group. Trust Units are issued from treasury upon the exercise of fully vested DEUs. DEUs typically vest three years following the date of the DEU grant, although vesting periods are determined at the discretion of the Board. The DEU Plan provides the Board with the authority to establish performance benchmarks and to determine the relationship between the number of DEUs granted and Pengrowth’s overall performance, including, but not limited to, the market price of Trust Units, the financial performance of the Trust and the participant’s ownership levels of Trust Units. It is currently the practice of Pengrowth to limit the maximum number of Trust Units granted to the holder thereof upon the achievement of performance benchmarks to 150% of the aggregate of the DEUs granted plus DEUs acquired through the reinvestment of notional distributions. In the case of DEUs granted to directors, DEUs entitle the holder thereof to an equivalent number of Trust Units immediately following the date of the DEU grant and to such additional DEUs acquired through the reinvestment of notional distributions.
The DEU Plan includes a distribution reinvestment component, pursuant to which notional distributions on unvested DEUs accrue to the benefit of the holder and are credited to the holder in the form of additional DEUs.
In accordance with the terms of the DEU Plan, DEUs shall terminate on the earlier of the following dates:
•	if a participant dies or ceases to be an employee by reason of: (i) retirement from active employment upon reaching the permitted retirement age set by the Board (which is presently defined as age 55 with a minimum of five years of service); (ii) total or permanent disability; or (iii) for any other reason specified by the Board, then all DEUs held in the name of the participant shall be immediately considered vested DEUs, which may be exercised by the holder or the holder’s estate or designated beneficiary; or

•	if a participant ceases to be an eligible person for any reason other than those set out above including, without limitation, termination of his employment by his employer, there shall be forfeited as of the Termination Date such DEUs as are not vested. No cash shall at any time be paid in lieu of any DEUs forfeited. For the purposes of this provision, “Termination Date” means the day that is 60 days from the date on which a participant ceases, for any reason, to be a member of the Board, an officer or an employee of Pengrowth, and where the employment is terminated by Pengrowth, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided.
The Board has approved certain administrative changes to the DEU Plan, including changes to the restrictions on grants to insiders, in order to conform with the requirements of the TSX. As a result of such amendments, the DEU Plan now provides that: (i) the number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the Toronto Stock Exchange), at any time, under the DEU Plan and all other security-based compensation arrangements of Pengrowth shall not exceed ten percent (10%) of the issued and outstanding Trust Units, calculated on a non-diluted basis; and (ii) the number of Trust Units issued to insiders within any one-year period under the DEU Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent (10%) of the issued and outstanding Trust Units, calculated on a non-diluted basis.
The Board may add to or amend any of the provisions of the DEU Plan or terminate the DEU Plan, provided however that, subject to the anti-dilution provisions contained in the DEU Plan: (i) any approvals required under any applicable law are obtained; and (ii) unless a participant otherwise agrees, any such addition, amendment or termination shall apply only in respect of DEUs granted on or after the date of such addition, amendment or termination.
The interest of any participant under the DEU Plan or in any DEU shall be not transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall enure to the benefit of, and be binding upon, such participant or the designated beneficiary thereof.
If the Trust Units are consolidated, subdivided or reclassified, or if any other action of a similar nature affecting the number of Trust Units is taken, then in such event the maximum number of Trust Units which can be issued under the DEU Plan in accordance with the DEU Plan, and the number of DEUs granted to each participant, may be correspondingly adjusted by the Board.
In the event that any person or persons acting in concert (as defined in the Securities Act (Alberta)) acquire or have the right to acquire 25% or more of the then outstanding Trust Units, the Board may, in their discretion, determine to immediately accelerate the vesting period of any DEUs granted under the DEU Plan.
At the Meeting, Pengrowth will propose to the Unitholders that they approve certain amendments to the DEU Plan in order to incorporate recent regulatory changes and to increase Board flexibility in the administration of the DEU Plan. For a discussion regarding the proposed amendments to the DEU Plan to be considered at the Meeting, see “Matters to be Acted Upon at the Meeting — Matter #4 — Amendments to Pengrowth’s Security Based Compensation Arrangements and Ratification of Prior DEU Grants — Amendments to the DEU Plan”.
Trust Unit Awards Plan
The purpose of the Trust Unit Awards Plan is to reward and retain, in a highly competitive market, eligible officers and employees with a combination of Trust Units and cash. Pursuant to this plan, officers and employees received an aggregate of 114,680 Trust Units, which became fully vested on January 1, 2006, and $747,572 in cash on January 1, 2006, 109,167 Trust Units, which became fully vested on July 1, 2006, and $682,182 in cash on July 1, 2006 and are expected to receive 231,009 Trust Units (before the reinvestment of distributions), which will become fully vested on July 3, 2007, and $1,088,292 in cash on July 3, 2007. Any change in the market value of the Trust Units and reinvested distributions over the vesting period accrues to the eligible employees.

Pengrowth acquired the Trust Units to be awarded under the Trust Unit Awards Plan on the secondary market for $5.1 million and placed the Trust Units in a trust account established for the benefit of the eligible employees. The cost to acquire the Trust Units has been recorded as deferred compensation expense and is being charged to net income on a straight line basis over the applicable vesting period. The cash portion of the Trust Unit Awards Plan of approximately $1.1 million is being charged monthly to net income on a straight line basis over the applicable vesting period. Any Trust Units not awarded pursuant to the Trust Unit Awards Plan will be sold on the secondary market and the proceeds will be returned to Pengrowth.
Savings Plans
The purpose of the savings plans is to encourage officers and employees to have ownership in Pengrowth as well as to save for retirement. Pengrowth does not have a defined pension plan. The savings plan itself consists of two plans: (i) the Employee Trust Unit Purchase Plan; and (ii) the Group Registered Retirement Savings Plan (“Group RRSP”).
The Employee Trust Unit Purchase Plan provides officers and employees with the opportunity to share in Pengrowth’s success through the ownership of Trust Units. Effective January 1, 2007, the Corporation matched contributions to the Employee Trust Unit Purchase Plan to a total of 12 percent of the contributor’s base pay. For each dollar in personal contributions made to the plan, contributions to the plan are matched by the Corporation less any matching contribution made by the Corporation to the contributor’s Group RRSP. Trust Units acquired pursuant to the Employee Trust Unit Purchase Plan are purchased on the secondary market.
The Corporation has established the self-directed Group RRSP to provide eligible participants an opportunity to save for retirement. Officers and employees are eligible to contribute to the Group RRSP after they have completed one year of service with the Corporation. Officers and employees may contribute between one and 18 percent of their base annual salary to the Group RRSP (not to exceed Canada Revenue Agency guidelines). The Corporation has matched employee’s contributions to a maximum of 5.5% of their base annual salary. Effective January 1, 2007, the Board has increased the maximum percentage of an employee’s base annual salary for which the Corporation will match contributions from 5.5% to 6%. The amount contributed by the Corporation to the Group RRSP will reduce the amount available for matching by Pengrowth under the Employee Trust Unit Purchase Plan.
Trust Unit Margin Purchase Plan
In February 2000, the Corporation instituted the Margin Purchase Plan, which is available to employees and special consultants of the Corporation. In accordance with the restrictions on financial assistance in the Sarbanes-Oxley Act of 2002 (“SOX”), the Margin Purchase Plan is not available to directors and officers. Participants are permitted to acquire Trust Units of the Trust through individual margin accounts with a specified Canadian investment dealer which provides participants with up to 75% margin, supported by a letter of credit by the Corporation. Participants may utilize the Margin Purchase Plan in order to exercise Trust Unit Rights held by them. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations in respect to their margin loans. If there is a requirement to draw on the letter of credit to support the margin requirements of the specified Canadian investment dealer, each of the participants in the Margin Purchase Plan will nonetheless remain responsible to reimburse the Corporation and the specified Canadian investment dealer for all principal and interest associated with their margin loans. The Margin Purchase Plan is terminable upon two years notice by the Corporation or by the specified investment dealer. The amount of the letter of credit (currently $1 million) may vary on the basis of interest rates, Trust Unit distributions and the trading price of the Trust Units. Costs of administration of the Margin Purchase Plan are shared equally between the participants and the Corporation, and participants share costs amongst themselves on a pro rata basis.
Trust Unit Option Plan
Prior to June 29, 2002, Trust Unit Options were issuable to directors, officers, employees and special consultants of the Corporation pursuant to the Unit Option Plan and were issued from time to time at the discretion of the Board. The maximum number of Trust Units reserved for issuance under the Unit Option

Plan is fixed at 6,000,000 Trust Units, which number is included in the 17,250,000 Trust Units reserved for issuance under the Rights Incentive Plan. No Trust Unit Options have been issued since January 28, 2002 and Pengrowth does not intend to issue any further Trust Unit Options in the future. The Trust Units reserved for issuance pursuant to outstanding Trust Unit Options granted under the Unit Option Plan will continue to be governed by the Unit Option Plan until such options are exercised or expire, at which time the Unit Option Plan will be terminated. It is anticipated that all Trust Unit Options will be exercised or cancelled by June 28, 2009.
There are a number of provisions in the Unit Option Plan where the Manager has discretion. In practice, the Manager defers to the discretion of the Board on such provisions.
The exercise price of Trust Unit Options granted under the Unit Option Plan may not be less than the closing price of the Trust Unit Options in the facilities of the TSX on the date immediately preceding the date of grant. In accordance with the terms of the Unit Option Plan, and subject to any written agreement by the Corporation providing otherwise, Trust Unit Options, to the extent not validly exercised, will terminate on the earlier of the following dates:
•	in the event of the death of the participant (in which event all rights granted shall be deemed to immediately vest in the name of the participant), on a date determined by the Manager;

•	in the event of the disablement of the participant, which disablement is for a continuous period of 180 days and which prevents the participant from continuing in his capacity as an officer, director, employee, or a special consultant of the Corporation (in which event all Trust Unit Options granted shall be deemed to immediately vest in the name of the participant), on a date determined by the Manager and not less than 180 days after an event giving rise to the disablement;

•	in the event of the termination or retirement of the participant, on a date determined by the Manager.
In accordance with the terms of the Unit Option Plan, and subject to any written agreement by the Corporation providing otherwise, in the event of: (i) the sale by the Corporation of all or substantially all of the property and assets of the Corporation; or (ii) a “take-over bid” (as defined by applicable securities legislation) which results in the offeror under such bid holding in excess of fifty percent (50%) of the outstanding Trust Units, all then outstanding Trust Unit Options shall immediately vest and become exercisable.
The interest of any participant under the Unit Option Plan or in any Trust Unit Options is not transferable or alienable by him without the consent of the Manager.
The vesting period for Trust Unit Options is determined at the discretion of the Board, but it typically set at two years.
The Board may add to or amend any of the provisions of the Unit Option Plan or terminate the Unit Option Plan at any time, provided however that: (i) any approvals required under any applicable law are obtained; and (ii) unless a participant otherwise agrees, no such action shall adversely affect the rights of such participant previously granted under the Unit Option Plan.
Pengrowth has not provided any financial assistance to participants in the exercise of any Trust Units Options.
In the event of any subdivision or re-division of the Trust Units at any time prior to the expiry date of the Trust Unit Options into a greater number of Trust Units, the Trust shall deliver, at the time of any exercise thereafter of the Trust Unit Option hereby granted, such additional number of Trust Units as would have resulted from such subdivision, re-division or change if such exercise of the Trust Unit Option hereby granted had been prior to the date of such subdivision, re-division or change.

TSX Staff Notice #2005-0001, dated March 21, 2005, requires that all security-based compensation arrangements limit the number of securities reserved for issuance to insiders and the number of securities issued to insiders in any one year period to ten (10%) percent of the issuers issued and outstanding securities. Notwithstanding that no future grants of Trust Units Options are anticipated under the Unit Option Plan, in order to comply with the rules and requirements of the TSX, the Board has amended the Unit Option Plan so that: (i) the number of Trust Units reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX), at any time, under the Unit Option Plan and all other security-based compensation arrangements of Pengrowth shall not exceed ten (10%) percent of the issued and outstanding Trust Units, on a non-diluted basis; and (ii) the number of Trust Units issued to insiders within any one-year period, under the Unit Option Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten (10%) percent of the issued and outstanding Trust Units on a non-diluted basis.
At the Meeting, Pengrowth will propose to the Unitholders that they approve certain amendments to the Unit Option Plan in order to incorporate recent regulatory changes and to increase Board flexibility in the administration of the remaining outstanding Trust Unit Options issued pursuant to the Unit Option Plan. For a discussion regarding the proposed amendments to the Unit Option Plan to be considered at the Meeting, see “Matters to be Acted Upon at the Meeting — Matter #4 — Amendments to Pengrowth’s Security Based Compensation Arrangements and Ratification of Prior DEU Grants — Amendments to the Unit Option Plan”.
Trust Units Issuable From Treasury
Since January 25, 1995, Pengrowth has been required to maintain a fixed maximum number of Trust Units reserved for issuance under its security-based compensation arrangements. Since that date, Pengrowth has reserved an aggregate of 18,000,000 Trust Units for issuance under the Rights Incentive Plan, the DEU Plan and the Unit Option Plan, subject to a maximum of 750,000 DEUs (as directed by the TSX) being available for issuance pursuant to the DEU Plan (including all previously exercised incentives). At present, there are an aggregate of 3,404,514 outstanding Trust Unit Rights, DEUs and Trust Unit Options in the aggregate.
The following table sets out, both in the aggregate and as a percentage of the Trust Units issued and outstanding, the number of Trust Unit Rights, DEUs and Trust Unit Options: (i) authorized to be granted; (ii) historically granted, net of any cancellations; (iii) historically exercised; (iv) outstanding; and (v) available to be granted. All numbers are as of March 31, 2007.

			Historically
			Granted (Net of		Historically
			Cancellations)		Exercised		Outstanding		Available
	Authorized		(#)	(%)	(#)	(%)	(#)	(%)	(#)		(%)
Trust Unit Rights	17,250,000		5,460,193	2.2	2,928,171	1.2	2,532,022	1.0	4,518,633		1.9
Trust Unit Options	N/A	(3)	7,271,174	3.0	7,174,895	2.9	96,279	<0.01	N/A	(3)	—
Subtotal	17,250,000		12,731,367	5.2	10,103,066	4.1	2,628,301	1.0	4,518,633		1.9
DEUs(1)(2)	750,000		792,519	<0.01	16,306	<0.01	776,213	<0.01	—		—

Notes:

(1)	Including Trust Units earned, prior to March 31, 2007, through the notional distribution reinvestment component of the DEU Plan. See “Statement of Executive Compensation — Compensation Arrangements — Long Term Incentive Plans —Deferred Entitlement Unit Plan”.

(2)	Pengrowth’s current practice is that the number of Trust Units granted upon the exercise of DEUs may equal up to, but not more than, 150% of the aggregate of the DEUs granted and the additional DEUs acquired through the reinvestment of notional distributions, subject to Pengrowth meeting certain performance criteria. The number of DEUs provided does not include DEUs which may be granted subsequent to March 31, 2007 through the notional distribution reinvestment component of the DEU Plan or DEUs granted upon the satisfaction of the performance criteria. See “Statement of Executive Compensation — Executive Compensation Tables — DEUs Granted to Executives During the Year Ended December 31, 2006”.

(3)	The number of Trust Units Pengrowth is permitted to issue upon the exercise of Trust Unit Rights and Trust Unit Options may not, in the aggregate, exceed 17,250,000. Since Pengrowth no longer grants Trust Unit Options under the Unit Option Plan, all Trust Units authorized and available for issuance pursuant to the Rights Incentive Plan and the Unit Option Plan have been allocated to Trust Unit Rights.

Pengrowth is seeking the approval of Unitholders for the reservation of an additional 1,225,000 Trust Units in respect of Trust Unit Rights and 4,775,000 Trust Units in respect of DEUs, representing a total of 6,000,000 Trust Units or 2.5% of the outstanding Trust Units as of the date hereof. Following this approval, the total Trust Units reserved for Trust Unit Rights and DEUs will be 8,371,934 and 5,508,694, respectively, representing a total of 13,809,655 Trust Units or 5.6% of the outstanding Trust Units as of the date hereof.
At the Meeting, Pengrowth will propose to the Unitholders that they approve a resolution increasing the maximum number of Trust Units reserved for issuance upon the exercise of Trust Unit Rights and DEUs. See “Matters to be Acted Upon at the Meeting — Matter #4 — Amendments to Pengrowth’s Security Based Compensation Arrangements and Ratification of Prior DEU Grants — Adoption of the 2007 Trust Unit Rights Incentive Plan” and “ — Amendments to the DEU Plan”.
The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at December 31, 2006, aggregated for all compensation plans previously approved by Unitholders and all compensation plans not previously approved by Unitholders.

				Number of securities remaining
	Number of Securities to be		Weighted average exercise	available for future issuance
	issued upon exercise of		price of outstanding	under equity compensation
	outstanding options, warrants		options, warrants and	plans (excluding securities
	and rights		rights	reflected in column (a))
Plan Category	(a)		(b)	(c)
Equity compensation	Rights	1,534,241	$16.06	5,609,564
plans approved by	DEUs(1)	399,568	—	336,225
securityholders	Options	98,619	$16.12	—

Equity compensation plans not approved by securityholders	N/A		N/A	N/A

Total	2,032,428		N/A	5,945,789

Note:

(1)	No consideration is payable upon the exercise of a DEU by the holder thereof.
Management and Employment Arrangements
Management Agreement
James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation, is the sole shareholder of the Manager which provides management services to the Corporation under the Amended and Restated Management Agreement dated as of June 17, 2003 (the “Management Agreement”) (see “Material Contracts — Management Agreement”). The management fees paid to the Manager are determined by the Management Agreement which has been approved by the Unitholders. Mr. Kinnear does not receive any salary or bonus in his capacity as director and officer of the Corporation and has not received any Trust Unit Rights, DEUs or Trust Unit Options since November 2002. The Manager received $9.9 million for management services provided to the Corporation during 2006. The base fee paid to the Manager totaled $7.0 million and is calculated as a fixed percentage of “net operating income”. The management fees also included a performance fee of $2.9 million. In accordance with the Management Agreement, in February 2007 the Manager contributed in the aggregate $994,130 to the bonuses paid to employees of the Corporation for fiscal 2006. The Manager is also required to make certain expenditures for the general benefit of the Corporation, including business development costs of the Corporation of $2 million per year.
Employment Agreements
Pengrowth has entered into executive employment contracts with Christopher G. Webster, William G. Christensen, James E. A. Causgrove and Larry B. Strong. Each contract is in place for as long as the employee holds his respective position. The contracts provide for severance payments to be made to the employee where a change of control, as defined in the contract, occurs and, within ninety (90) calendar days after the change of control occurs, the executive is terminated without cause or resigns for reasons specified under the contract. Mr. Webster is entitled to a severance benefit of 2.25 times annual total cash compensation (salary plus bonus). Messrs. Christensen, Causgrove and Strong are entitled to a severance benefit of 1.75 times annual total cash compensation (salary plus bonus). In the event of a change of control, all outstanding Trust Unit Rights, DEUs and Trust Unit Options held as at the effective date of the change of control shall become fully vested, in accordance with the terms of the Rights Incentive Plan, the Trust Unit Option Plan and the DEU Plan. See “Statement of Executive Compensation — Compensation Arrangements — Trust Unit Rights Incentive Plan”, “— Deferred Entitlement Unit Plan” and “— Trust Unit Option Plan”, for a detailed description of what constitutes a “change of control” for the purposes of accelerating the vesting period of Trust Unit Rights and DEUs. None of the foregoing individuals are entitled to any defined benefit plan under which benefits are determined primarily by final compensation and years of service.
Consulting Arrangement
The legal and consulting firm controlled by the Vice President and Corporate Secretary, Charles V. Selby, earned an aggregate of $955,400 for legal and consulting services provided to the Corporation in 2006. In addition, the Vice President and Corporate Secretary was granted 12,507 Trust Unit Rights in 2006 with an average exercise price of $23.20 per Trust Unit Right and 2,085 DEUs. Mr. Selby does not receive any salary or bonus from the Corporation in his capacity as Vice President and Corporate Secretary.
Directors’ And Officers’ Liability Insurance
Pengrowth maintains insurance for the benefit of its directors and officers and the directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total annual amount of insurance coverage available is approximately US$50 million to US$75 million, depending on the type of claim, with a deductible of up to US$250,000, depending on the type of claim, for each claim for which Pengrowth grants indemnification. The Corporation bears the entire cost of the premiums payable pursuant to this coverage.
Executive Compensation Tables
Summary Executive Compensation Table
The following table provides a summary of compensation earned during each of the last three financial years ended December 31, 2006 by the Corporation’s named executive officers (“NEOs”). The Corporation’s NEOs are the Chief Executive Officer, the Chief Financial Officer, the next three most highly compensated executive officers of the Corporation and one additional executive officer of the Corporation who receives his compensation pursuant to a consulting arrangement. See “Statement of Executive Compensation — Management and Employment Arrangements — Consulting Arrangement”.

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
						Shares or
					Securities	Units
				Other	Under	Subject to
				Annual	Options/Rights	Resale	DEU	All Other
Name and Principal		Salary(9)	Bonus(9)	Comp.(10)	Granted(11)	Restrictions	Payouts	Comp.(12)
Position	Year	$	$	$	#	$	$	$
James S. Kinnear(1)	2006	—	—	—	—	—	—	—
President, Chairman and	2005	—	—	—	—	—	—	—
Chief Executive Officer	2004	—	—	—	—	—	—	—

Christopher G. Webster(2)	2006	257,292	225,917	—	43,299	—	—	137,285
Chief Financial Officer	2005	234,282	230,861	—	41,971	—	—	41,933
	2004	160,625	161,256	—	38,280	—	—	16,063

William G. Christensen(3)(6)	2006	221,271	149,509	—	15,516	—	—	63,691
Vice President, Strategic	2005	53,750	77,204	—	15,768	—	—	97,327
Planning and Reservoir				—
Exploitation

Larry B. Strong(4)(7)	2006	218,767	148,121	—	15,531	—	—	110,869
Vice President,	2005	72,820	102,204	—	15,728	—	—	57,129
Geosciences				—

James E. A. Causgrove(5)(8)	2006	223,329	150,649	—	15,660	—	—	94,084
Vice President, Production	2005	41,174	102,204	—	15,915	—	—	52,502
& Operations				—

Charles V. Selby(13)	2006	—	—	—	12,507	—	—	11,224
Vice President and	2005	—	—	—	12,507	—	—	205,516
Corporate Secretary	2004	—	—	—	34,800	—	—	100,000

Note:

(1)	Management fees are paid by the Corporation to the Manager. James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation, is also the President and Chief Executive Officer of the Manager and owns, directly or indirectly, all of the issued and outstanding voting securities of the Manager. See “Statement of Executive Compensation — Management and Employment Arrangements — Management Agreement”.

(2)	Mr. Webster was Treasurer until his appointment as Interim Chief Financial Officer on November 29, 2004 and was Interim Chief Financial Officer until his appointment as Chief Financial Officer, effective March 21, 2005.

(3)	Mr. Christensen was granted 5,000 Trust Units as a signing bonus on November 16, 2005, 1,250 of which vested immediately on the date of grant, 1,250 vested on November 15, 2006 and the remaining 2,500 Trust Units shall vest as to 1/2 on November 15, 2007 and 1/2 on November 15, 2008.

(4)	Mr. Strong was granted 10,000 Trust Units as a signing bonus on August 24, 2005, 2,500 of which vested immediately on the date of grant, 2,500 vested on August 23, 2006 and the remaining 5,000 Trust Units shall vest as to 1/2 on August 23, 2007 and 1/2 on August 23, 2008.

(5)	Mr. Causgrove was granted 10,000 Trust Units as a signing bonus on November 17, 2005, 2,500 of which vested immediately on the date of grant, 2,500 vested on November 16, 2006 and the remaining 5,000 Trust Units shall vest as to 1/2 on November 16, 2007 and 1/2 on November 16, 2008.

(6)	Mr. Christensen was appointed Vice President, Strategic Planning and Reservoir Exploitation, effective October 3, 2005.

(7)	Mr. Strong was appointed Vice President, Geosciences, effective August 23, 2005.

(8)	Mr. Causgrove was appointed Vice President, Production and Operations, effective October 24, 2005.

(9)	Amounts earned in calendar year, regardless of when paid. Includes bonuses paid to the NEOs by the Manager.

(10)	Perquisites and other employee benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonuses for any NEO and therefore are not reported.

(11)	Trust Unit Rights and Options granted in the calendar year, regardless of when earned.

(12)	“All Other Compensation” includes amounts paid pursuant to the Trust Unit Savings Plan; for Mr. Webster, the dollar value of the 2005 retention bonus paid in 2006; for Mr. Christensen, $70,099 in relocation expenses in 2005; and for Messrs. Christensen, Causgrove and Strong, the dollar value of the signing bonus Trust Units which vested in 2006. Includes the value of additional DEUs in respect of notional distributions on the NEOs DEUs assuming payout at 100% and using year end Trust Unit price of $19.94.

(13)	Legal and consulting fees are paid to the legal and consulting firm controlled by the Vice President and Corporate Secretary, Charles V. Selby. See “Statement of Executive Compensation — Management and Employment Arrangements — Consulting Arrangement”. Mr. Selby received additional compensation from the Manager in 2004 and 2005 for services rendered to Pengrowth.

Trust Unit Rights Granted to Executives During the Year Ended December 31, 2006
In 2006, 102,495 Trust Unit Rights were granted to the NEOs, representing approximately 0.042% of the outstanding Trust Units on December 31, 2006. The following table sets forth information concerning Trust Unit Rights granted to the NEOs during the financial year ended December 31, 2006.

	Trust Units	% of Total		Closing Market
	Under Rights	Rights Granted	Exercise	Price on Date of
	Granted	in Fiscal Year	Price ($)	Grant ($)	Expiry Date

James S. Kinnear	—	—	—	—	—

Christopher G. Webster	43,299	7.0	23.20	23.20	February 26, 2011

William G. Christensen	15,516	2.5	23.20	23.20	February 26, 2011

Larry B. Strong	15,513	2.5	23.20	23.20	February 26, 2011

James E. A. Causgrove	15,660	2.5	23.20	23.20	February 26, 2011

Charles V. Selby	12,507	2.0	23.20	23.20	February 26, 2011
DEUs Granted to Executives During the Year Ended December 31, 2006
In 2006, 17,084 DEUs were granted to the NEOs, representing approximately 0.007% of the outstanding Trust Units on December 31, 2006. The following table sets forth information concerning DEUs granted to the NEOs during the financial year ended December 31, 2006.

			Estimated future payouts (2)
	DEUs		Threshold	Target	Maximum
	Granted(1)		Performance(3)(6)	Performance(4)(6)	Performance(5)(6)
Name	(#)	Payout Date	(#)	(#)	(#)

James S. Kinnear	—	—	—	—	—

Christopher G. Webster	7,217	February 26, 2009	1,804	7,217	10,825

William G. Christensen	2,586	February 26, 2009	646	2,586	3,879

Larry B. Strong	2,586	February 26, 2009	646	2,586	3,879

James E. A. Causgrove	2,610	February 26, 2009	652	2,610	3,915

Charles V. Selby	2,085	February 26, 2009	521	2,085	3,127

Note:

(1)	Does not include Trust Units earned through the notional distribution reinvestment component of the DEU Plan. See “Statement of Executive Compensation — Compensation Arrangements — Long Term Incentive Plans — Deferred Entitlement Unit Plan”.

(2)	The number of Trust Units actually issued upon the exercise of a DEU is determined by the average annual total return of the Trust Units relative to the performance of Pengrowth’s competitor group.

(3)	Subject to the terms of DEU agreements entered into between Pengrowth and the holders of DEUs, it is anticipated that Trust Units representing 25% of the DEUs granted will be paid out to the holders thereof, provided that the three year average annual total return of the Trust Units exceeds 8%.

(4)	Subject to the terms of DEU agreements entered into between Pengrowth and the holders of DEUs, it is anticipated that Trust Units representing 100% of the DEUs granted, will be paid out to the holders thereof provided that the three year average annual total return of the Trust Units is at the 50% percentile of Pengrowth’s competitor group.

(5)	Subject to the terms of DEU agreements entered into between Pengrowth and the holders of DEUs, it is anticipated that Trust Units representing 150% of the DEUs granted, will be paid out to the holders thereof provided that the three year average annual total return of the Trust Units is at the 75% percentile of Pengrowth’s competitor group.

(6)	Does not include additional DEUs acquired through the reinvestment of notional distributions.
Aggregate Trust Unit Right and Trust Unit Option Exercises by Executives During the Year Ended December 31, 2006 and Year-end Values
The following table summarizes, for the NEOs, the number of Trust Units acquired pursuant to the exercise of Trust Unit Rights and Trust Unit Options during the year ended December 31, 2006, if any,

the aggregate value realized upon exercise, if any, and the number of Trust Units covered by unexercised Trust Unit Rights and Trust Unit Options under the Rights Incentive Plan and Unit Option Plan as at December 31, 2006. Value realized upon exercise is the difference between the market value of the Trust Units acquired on the exercise date and the aggregate exercise price of the Trust Unit Rights and Trust Unit Options. The value of the unexercised and in-the-money Trust Unit Rights and Trust Unit Options is the difference between the exercise price of the Trust Unit Rights or Trust Unit Options and the closing market price of the Trust Units on the Toronto Stock Exchange of $19.94 on December 29, 2006, which was the last trading day prior to December 31, 2006.

					Value of Unexercised in
	Trust Units		Unexercised Options/Rights		the Money Options/Rights
	Acquired		at December 31, 2006		at December 31, 2006
	on	Aggregate	(#)		($)
	Exercise	Value Realized		Not		Not
Name	(#)	($)	Vested	Vested	Vested	Vested

James S. Kinnear	—	—	—	—	—	—

Christopher G. Webster	—	—	116,145	42,856	307,643	25,182

William G. Christensen	—	—	15,684	15,600	—	—

Larry B. Strong	—	—	15,656	15,585	13,001	6,501

James E. A. Causgrove	—	—	15,830	15,745	—	—

Charles V. Selby	—	—	112,307	12,507	524,500	7,504
Director Compensation Tables
The Board, through the Corporate Governance Committee, is responsible for the development and implementation of Pengrowth’s strategy with respect to the compensation of the non-executive directors. In pursuing this mandate, the Corporate Governance Committee receives support and recommendations from Towers. The main objectives of Pengrowth’s compensation strategy for non-executive directors are: (i) to attract and retain the services of the most qualified individuals; (ii) to compensate the non-executive directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership and competitive with other comparable public issuers; and (iii) to align the interests of the non-executive directors with Unitholders. To meet and maintain these objectives, the Board, together with the Corporate Governance Committee periodically performs a comprehensive review of the compensation paid to the non-executive directors, making any changes it deems necessary.
Under the non-executive directors’ compensation package, directors receive an annual retainer for membership on the Board and any of the standing committees thereof. The Lead Director of the Board and the Chair of each Board Committee receives an additional annual retainer. These annual retainers assist the Board in maintaining a competitive position and are determined in relation to a comparator group of public issuers. The Corporate Governance Committee will define and review on a regular basis the appropriate marketplace against which comparisons are made and will make recommendations for Board compensation to the Board. The Board’s policy is for direct compensation to be approximately equivalent to compensation levels paid to directors of the comparator group.
The non-executive directors may also be compensated through the granting of Trust Unit Rights and/or DEUs pursuant to the Rights Incentive Plan and the DEU Plan. Directors are reimbursed for all out-of-pocket expenses incurred to attend a Board or Board committee meeting.
The following tables set forth the aggregate retainer and attendance fees paid as well as the Trust Unit Rights and/or DEUs granted pursuant to the Rights Incentive Plan and the DEU Plan to each director during the year ended December 31, 2006.

Summary Non-executive Director Compensation Table

	Board Fees			Committee Fees
	Lead	Retainer	Meeting Fees(3)	Chair	Retainer	Meeting Fees (3)		Total

John B. Zaozirny	$33,049	$27,610	$34,500	$9,044	$4,522	$27,500	(4)	$136,225

Thomas A. Cumming	—	$27,610	$33,000	$11,654	$9,044	$63,000	(4)(5)	$144,308

Wayne K. Foo(1)	—	$15,659	$22,500	—	$2,720	—		$40,879

Kirby L. Hedrick	—	$27,610	$37,500	$9,044	$10,404	$46,500	(4)(5)	$131,058

Michael S. Parrett	—	$27,610	$42,000	$9,044	$11,654	$76,000	(4)(5)	$166,308

A. Terence Poole	—	$27,610	$30,000	—	$11,654	$60,500	(4)(5)	$129,764

D. Michael G. Stewart(2)	—	$7,500	$13,500	—	$245	—		$21,245

Stanley H. Wong	—	$27,610	$31,500	—	$4,522	$1,500		$65,132

Note:

(1)	Wayne Foo was appointed to the board on June 23, 2006.

(2)	Michael Stewart was appointed to the board on October 2, 2006.

(3)	Includes travel allowances paid to the non-executive directors in order to attend meetings of the Board and the committees thereof. In addition, Directors are reimbursed for expenses to attend meetings.

(4)	Includes fees associated with three meetings of a special committee formed to evaluate the Management Agreement and determine whether the Management Agreement should be terminated. See “Management Agreement — Management Agreement Second Term”.

(5)	Includes fees associated with 11 meetings of a special committee formed to evaluate and oversee the consolidation of Pengrowth’s Trust Unit structure, which occurred on July 27, 2006.

(6)	The Board also receives incentives in the form of Trust Unit Rights and DEUs, the value of which are set out in the following tables. The Board has resolved to allocate all future security-based incentives in the form of DEUs subject to approval of the reservation of additional Trust Units for the exercise of DEUs as outlined in this Circular. See “Matters to be Acted Upon at the Meeting — Matter #4 — Amendments to Pengrowth’s Security-Based Compensation Arrangements and Ratification or Prior DEU Grants — Amendments to the DEU Plan”.
Trust Unit Rights Granted to Non-executive Directors During the Year Ended December 31, 2006
In 2006, 25,500 Trust Unit Rights were granted to the non-executive directors, representing approximately 0.0105% of the outstanding Trust Units on December 31, 2006. The following table sets forth information concerning Trust Unit Rights granted to the non-executive directors during the financial year ended December 31, 2006.

	Trust Units	% of Total		Closing
	Under	Rights		Market Price
	Rights	Granted in	Exercise	on Date of	Market
	Granted	Fiscal Year	Price ($)	Grant ($)	Value(1)	Expiry Date

John B. Zaozirny	12,000	1.94	23.20	23.20	nil	February 26, 2011

Thomas A. Cumming	—	—	—	—	—	—

Wayne K. Foo	7,500	1.21	25.33	25.33	nil	August 1, 2011

Kirby L. Hedrick	—	—	—	—	—	—

Michael S. Parrett	—	—	—	—	—	—

A. Terence Poole	—	—	—	—	—	—

D. Michael G. Stewart	—	—	—	—	—	—

Stanley H. Wong	6,000	0.97	23.20	23.20	nil	February 26, 2011

Note:

(1)	The market value of the Trust Unit Rights granted during the year ended December 31, 2006 has been calculated by multiplying the number of Trust Units that may be acquired upon the exercise of the Trust Unit Rights by the difference between $19.94, which was the closing price of the Trust Units on the TSX on December 30, 2006, the last day on which a trade occurred before December 31, 2006, and the exercise price of the Trust Unit Rights.

DEUs Granted to Non-executives Directors During the Year Ended December 31, 2006
In 2006, 14,750 DEUs were granted to the non-executive directors, representing approximately 0.006% of the outstanding Trust Units on December 31, 2006. The following table sets forth information concerning DEUs granted to the non-executive directors during the financial year ended December 31, 2006, including additional DEUs acquired through the reinvestment of notional distributions.

	DEUs (1) (#)	Market Value of DEUs (2) ($)

John B. Zaozirny	2,540	50,647.60

Thomas A. Cumming	2,229	44,446.26

Wayne K. Foo	1,323	26,380.62

Kirby L. Hedrick	2,603	51,903.82

Michael S. Parrett	2,540	50,647.60

A. Terence Poole	2,229	44,446.26

D. Michael G. Stewart	2,500	49,850.00

Stanley H. Wong	1,270	25,323.80

Note:

(1)	At the recommendation of Towers, the DEUs granted to non-executive directors do not have vesting or performance requirements.

(2)	The market value of the DEUs granted during the year ended December 31, 2006 has been calculated by multiplying the number of DEUs held by $19.94, which was the closing price of the Trust Units on the TSX on December 30, 2006, the last day on which a trade occurred before December 31, 2006.
Aggregate Trust Unit Right and Trust Unit Option Exercises by Non-executive Directors During the Year Ended December 31, 2006 and Year-end Values
The following table summarizes, for the non-executive directors, the number of Trust Units acquired pursuant to the exercise of Trust Unit Rights and Trust Unit Options during the year ended December 31, 2006, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units covered by unexercised Trust Unit Rights and Trust Unit Options under the Rights Incentive Plan and Unit Option Plan as at December 31, 2006. Value realized upon exercise is the difference between the market value of the Trust Units acquired on the exercise date and the aggregate exercise price of the Trust Unit Rights and Trust Unit Options. The value of the unexercised and in-the-money Trust Unit Rights and Trust Unit Options is the difference between the exercise price of the Trust Unit Rights or Trust Unit Options and the closing market price of the Trust Units on the Toronto Stock Exchange of $19.94 on December 29, 2006, which was the last trading day prior to December 31, 2006.

					Value of Unexercised in the
	Trust Units	Aggregate	Unexercised Options/Rights at		Money Options/Rights at
	Acquired on	Value Realized	December 31, 2006 (#)		December 31, 2006 ($)
Name	Exercise (#)	($)	Vested	Not Vested	Vested	Not Vested

John B. Zaozirny	—	—	24,540	12,000	53,776	7,200

Thomas A. Cumming	—	—	46,535	4,000	176,834	7,200

Wayne K. Foo	—	—	2,500	5,000	—	—

Kirby L. Hedrick	—	—	—	—	—	—

Michael S. Parrett	—	—	15,000	—	7,800	—

A. Terence Poole	—	—	10,000	5,000	12,500	6,250

D. Michael G. Stewart	—	—	—	—	—	—

Stanley H. Wong	15,600	110,990	18,525	6,000	46,529	3,600

Performance Graphs
The following performance graphs and tables compare Pengrowth’s five-year cumulative Unitholder return (assuming the reinvestment of distributions) for $100 invested in the Trust Units on December 31, 2001 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the five most recently completed financial years. On July 27, 2004, the Trust Units were reclassified as either Class A Trust Units or Class B Trust Units, depending upon the jurisdiction of residency of the holder thereof. On July 27, 2006, the Class A Trust Units were converted into Trust Units on a one for one (1:1) basis and the Class B Trust Units were renamed and commenced public trading as “Trust Units”. The Class A Trust Units were subsequently de-listed from the facilities of the New York Stock Exchange and the Toronto Stock Exchange.
Performance of Class A Trust Units
The following graph and table assumes that the holder of Trust Units obtained Class A Trust Units on July 27, 2004 and converted those Class A Trust Units back into Trust Units on July 27, 2006.

	2001	2002	2003	2004	2005	2006
Trust Units (formerly Class A Trust Units)	$100	$117.96	$200.75	$268.14	$327.33	$269.06
S&P/TSX Composite Index	$100	$86.03	$106.93	$120.27	$146.61	$167.89
S&P/TSX Capped Energy Index	$100	$111.28	$137.59	$177.04	$282.79	$286.94

Performance of Class B Trust Units
The following graph and table assumes that the holder of Trust Units obtained Class B Trust Units on July 27, 2004 and that those Class B Trust Units were renamed as Trust Units on July 27, 2006.

	2001	2002	2003	2004	2005	2006
Trust Units (formerly Class B Trust Units)	$100	$117.96	$200.75	$200.53	$284.57	$284.94
S&P/TSX Composite Index	$100	$86.03	$106.93	$120.27	$146.61	$167.89
S&P/TSX Capped Energy Index	$100	$111.28	$137.59	$177.04	$282.79	$286.94
Performance of Blended Trust Units
The following graph and table is intended to provide an illustration of the approximate combined performance of the Trust Units over the last five years. The following graph and table assumes that the holder of Trust Units obtained an equal number of Class A Trust Units and Class B Trust Units (together, the “Blended Trust Units”) on July 27, 2004 and that those Class A Trust Units and Class B Trust Units were converted into, or renamed as, Trust Units on July 27, 2006.

	2001	2002	2003	2004	2005	2006
Blended Trust Units (combination of Class A Trust Units and Class B Trust Units)	$100	$117.96	$200.75	$234.33	$305.95	$277.00
S&P/TSX Composite Index	$100	$86.03	$106.93	$120.27	$146.61	$167.89
S&P/TSX Capped Energy Index	$100	$111.28	$137.59	$177.04	$282.79	$286.94

STATEMENT OF CORPORATE GOVERNANCE
Mandates of the Trustee, The Manager and the Board of Directors
Pengrowth holds petroleum and natural gas rights and other assets. Under the Royalty Indenture, a royalty was created representing 99% of the “Royalty Income”, which is payable to the Royalty Unitholders. The Trust was created for the purpose of issuing Trust Units to the public, facilitating an indirect investment in Royalty Units and other permitted investments under the Trust Indenture. The Trust holds Royalty Units, interests in certain petroleum and natural gas facilities, securities of the Corporation, cash and other assets.
Under the terms of the Trust Indenture, the Trustee is empowered to exercise those rights and privileges that could be exercised by a beneficial owner of the assets of the Trust in respect of the administration and management of the Trust. The Trustee is permitted to delegate certain of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons. However, specific powers are delegated to the Corporation as “Administrator” under the Trust Indenture, and the Trustee has granted broad discretion to the Manager to administer and regulate the day to day operations of the Trust. The powers of the Trustee are also subject to the voting rights of Trust Unitholders in certain circumstances.
The Manager is empowered to undertake, on behalf of the Corporation and the Trust, all matters pertaining to the properties of the Corporation. These matters include a requirement to keep the Corporation fully informed with respect to the acquisition, development, operation and disposition of, and other dealings with, the properties held by the Corporation, a review of opportunities to acquire properties, the conduct of negotiations for the acquisition of properties and the operating, administration and retention of consultants, legal and accounting advisors in respect to the foregoing. The Manager is also given broad responsibility for Unitholder services in relation to the Trust. The general authority delegated to the Manager by the Management Agreement is subject to the approval of the board of directors in respect of certain matters. See “Management Agreement”.
Under the Royalty Indenture, the Corporation makes all operating decisions with respect to the properties of the Corporation. Under the Trust Indenture, specific powers have been delegated to the Corporation in relation to the offering of securities, compliance with the mutual fund trust provisions of the Income Tax Act (Canada), the acquisition of facilities and other assets, the incurring of indebtedness, the granting of security and the determination of distributable cash.
Currently, the Unanimous Shareholder Agreement provides that the Board shall consist of two nominees of the Manager and up to ten directors who are elected by the Trust Unitholders. The Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2006, 23 regularly constituted Board meetings were held. In addition, during 2006 the Board formed a special committee to address issues associated with the Trust Unit consolidation that held 11 meetings.
Board Independence
The NYSE Listed Company Manual states that a majority of directors must be independent. For the purposes of the NYSE rules and regulations, an independent director is defined as one who has been determined by the Board to have no material relationship with Pengrowth, other than relationships arising from shareholdings. In addition, a director is not independent if: (i) the director is, or has been within the past three years, an employee or executive officer of Pengrowth or an immediate family member is, or has been within the past three years, an executive officer of Pengrowth; (ii) the director or an immediate family member has received during any twelve month period within the last three years, more than U.S.$100,000 in direct compensation from Pengrowth; (iii) the director or an immediate family member is a current partner of a firm that is Pengrowth’s internal or external auditor, the director is a current employee of such a firm, the director has an immediate family member who is a current employee of such a firm and who participates in Pengrowth’s audit, assurance or tax compliance (but not tax planning) practice; or the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Pengrowth’s audit within that time; (iv) the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Pengrowth’s present officers at the same time serves or served on that company’s compensation committee; and (v) the director or an immediate family member is a current employee of a company that has made payments to, or received payments from, Pengrowth for a property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000, or 2% of such other company’s consolidated gross revenues.
National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”) recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “independent”. An independent director is a director that has no material relationship, direct or indirect, with the issuer, which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.
Seven of the nine directors recommended for election to the Board qualify as independent directors under the NYSE requirements and NI 58-101. Mr. James S. Kinnear, who is Chairman, President and Chief Executive Officer of the Corporation as well as President and Chief Executive Officer of the Manager, is not independent of either entity and is a related director. Mr. Stanley H. Wong may be considered not to be independent and is a related director as he is the Manager’s additional appointee to the Board pursuant to the terms of the Unanimous Shareholder Agreement. However, Mr. Wong is neither engaged by the Manager nor by the Corporation and receives remuneration solely in his capacity as a director of the Corporation. Mr. Wong has signified his intention to resign from the Board when a suitable replacement Director has been identified by the Manager subsequent to the Meeting. The remainder of the directors are independent.
Board Approvals and Structure
The Manager makes recommendations to the Board as to Pengrowth’s strategic direction. The Board considers these recommendations and assumes overall responsibility for the strategic direction of Pengrowth, including the annual consideration of a strategic plan and budget. Criteria are approved by the Board for the acquisition and disposition of oil and natural gas properties and other permitted investments.
The Manager has general power under the Management Agreement to conduct acquisitions, dispositions and the operation of properties. Because of the structure created by the Trust Indenture, the Royalty Indenture and the Unanimous Shareholder Agreement, neither the Manager nor the Board has complete authority over the businesses and affairs of Pengrowth. The Trustee responds to directions from the Manager and from the Board (with respect to the Corporation as administrator of the Trust) within the scope of the authority of the Trustee and the Trustee’s power to delegate.
The Board responds to recommendations brought forward by the Manager to the Board on material matters impacting Pengrowth. Practically, the Manager defers to the Board in respect of all matters which may have a material impact upon the business of the Corporation, the Trust, the Unitholders or the holders of Royalty Units of the Corporation (the “Royalty Unitholders”). Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.
The Board represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities. Three of the nine nominated members of the Board have been directors since the formation of the Corporation and the Trust. Thomas A. Cumming has been a director since April 26, 2000, Michael S. Parrett has been a director since April 22, 2004, A. Terence Poole and Kirby L. Hedrick have been directors since April 26, 2005, Wayne K. Foo has been a director since June 23, 2006 and D. Michael G. Stewart has been a director since October 2, 2006.

Board Committees
The Audit Committee is currently comprised of four “independent” directors, as that term is defined in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). The Board has also constituted a Corporate Governance Committee comprised of four “independent” directors, a Compensation Committee comprised of four “independent” directors and a Reserves, Operations and Environmental, Health and Safety Committee comprised of five directors, four of whom are “independent”, all as that term is defined in NI 58-101. The Reserves, Operations and Environmental Health and Safety Committee has been established to assist the Board of Directors in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities; (ii) the operations of Pengrowth, including any matters relating to Pengrowth’s operating activities and its operating expenses and capital expenditures budget; and (iii) the environment, health and safety issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.
In respect of matters such as discussions concerning the Management Agreement or related party transactions, representatives of the Manager disclose their conflict of interest and absent themselves from discussions and voting.
Statement of Corporate Governance Practices
The Board, the Manager and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth.
On November 4, 2003, the NYSE adopted a number of changes to the standards for issuers listed on the NYSE, such as the Trust. The changes to the NYSE listing standards are not mandatory for the Trust, but any differences in the Trust’s corporate governance practices and the NYSE rules must be disclosed by the Trust in its annual Form 40-F filing with the Securities and Exchange Commission in the United States. Certain provisions of SOX and certain rules adopted and proposed by the United States Securities and Exchange Commission (“SEC”) pursuant to the requirements of SOX, which are applicable to the Trust, also influence the Trust’s approach to corporate governance.
Under NI 58-101, Pengrowth is required to disclose certain information relating to its corporate governance practices. This information is set out in Appendix 2 to this Circular.

MANAGEMENT AGREEMENT
The Unitholders and the Royalty Unitholders approved an amended and restated management agreement among the Trust, the Corporation, the Manager and Computershare, as trustee (the “Management Agreement”) at the annual and special meetings held on June 17, 2003. The Management Agreement governs both the Trust and the Corporation. The Board negotiated the Management Agreement with the Manager to incentivize future performance and to avoid the upfront termination payments associated with internalizations of management.
Summary of the Management Agreement
Key elements of the Management Agreement are:
•	two distinct 3-year terms with a declining fee structure in the second 3-year term;

•	a base fee determined on a sliding scale:
º	in the first three-year contract term (July 1, 2003 to June 30, 2006):
▪	2 percent of the first $200 million of annual Income; and

▪	1 percent of the balance of annual Income over $200 million; and
º	in the second three-year contract term (July 1, 2006 to June 30, 2009):
▪	1.5 percent of the first $200 million of annual Income; and

▪	0.5 percent of the balance of annual Income over $200 million.
For these purposes, “Income” means the aggregate of net production revenue of the Corporation and any other income earned from permitted investments of the Trust (excluding interest on cash or near-cash deposits or similar investments).
•	a performance based fee based on total returns received by Unitholders which essentially compensates the Manager for total returns which average in excess of 8 percent per annum over a 3-year period;

•	a ceiling on total fees payable determined in reference to a percentage of the fees paid under the previous management agreement: 80 percent each year in the first three-year contract term and 60 percent each year in the second three-year contract term and subject to a further ceiling essentially equivalent to $12 million annually during the second three-year contract term;

•	requirement for the Manager to pay certain expenses of the Corporation and the Trust of approximately $2 million per year;

•	an annual minimum management fee of $3.6 million comprised of $1.6 million of management fees and $2.0 million of expenses;

•	key man provisions in respect of James S. Kinnear, the President of the Manager;

•	an annual bonus pool based on 10 percent of the Manager’s base fee and performance fee for employees of, and special consultants to, the Corporation; and

•	an optional buyout of the Management Agreement at the election of the Board of Directors upon the expiry of the first three-year contract term with a termination payment of approximately 2/3 of the management fee paid during the first three-year contract term plus expenses of termination.
The responsibilities of the Manager under the Management Agreement include:
•	reviewing and negotiating acquisitions for the Corporation and the Trust;

•	providing written reports to the Board to keep the Corporation fully informed about the acquisition, exploration, development, operation and disposition of properties, the marketing of petroleum substances, risk management practices and forecasts as to market conditions;

•	supervising the Corporation in connection with it acting as operator of certain of its properties;

•	arranging for, and negotiating on behalf of, and in the name of, the Corporation all contracts with third parties for the proper management and operation of the properties of the Corporation;

•	supervising, training and providing leadership to the employees and consultants of the Corporation and assisting in recruitment of key employees of the Corporation;

•	arranging for professional services for the Corporation and the Trust;

•	arranging for borrowings by the Corporation and equity issuances by the Trust; and

•	conducting general Unitholder services, including investor relations, maintaining regulatory compliance, providing information to Unitholders in respect of material changes in the business of the Corporation or the Trust and all other reports required by law, and calling, holding and distributing material in respect of meetings of Unitholders and Royalty Unitholders.
Despite the broad authority of the Manager, approval of the Board is required on decisions relating to any offerings, including the issuance of additional Trust Units, acquisitions in excess of $5 million, annual operating and capital expenditure budgets, the establishment of credit facilities, the determination of cash distributions paid to Unitholders, the compensation practices, specific compensation programs for certain key executives of the Corporation, the amendment of any of the constating documents of the Corporation or the Trust and the amount of the assumed expenses of the Manager which are a portion of the compensation of the Manager.
Management Fee
Management fees are calculated on a percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding.) The base fee has been reduced from a sliding scale between 3.5 percent and 2.5 percent, to the new rate of 1.5 percent on the first $200 million of annual net operating income and 0.5 percent on net operating income over $200 million. Acquisition fees were eliminated (effective July 1, 2003), and the Manager is eligible to receive a “performance fee” if certain performance criteria are met. The previous fee arrangements remain relevant however as there is a cap imposed on the fees, including the performance fee, limiting the aggregate of such fees to 80 percent of the fees that would otherwise have been paid under the old management agreement (inclusive of acquisition fees) for the first three years, and 60 percent for the second three years.

Bonus Pool
The Manager has established an annual bonus plan as an incentive to the officers, employees and special consultants of the Manager and the Corporation (excluding the President, James S. Kinnear). The annual bonus plan is carved out from the management fee paid to the Manager, and is calculated as 10 percent of the total fees, including the management fee and the performance fee, received by the Manager. Bonuses are paid from time to time to top performing individuals in accordance with criteria recommended by the Manager.
Management Agreement Second Term
Under the terms of the Management Agreement, the Corporation had the right to terminate the Management Agreement effective June 30, 2006 on payment to the Manager of a termination fee and certain other amounts. In the absence of such termination, the Management Agreement continues in effect for a final three year term ending June 30, 2009.
An Independent Committee of the Board was constituted for the purpose of considering a termination of the Management Agreement. The Independent Committee retained Scotia Capital Inc. as its financial advisor. After considering the anticipated effects to the Corporation and to the Unitholder value of both a termination of the Management Agreement and a continuation of the Management Agreement, the Independent Committee recommended to the full Board that the Management Agreement not be terminated at the end of the first term.
The Independent Committee based its recommendation on several factors, including:
•	the termination fee payable to the Manager on termination of the Management Agreement;

•	the estimated cost of internal management, until June 30, 2009, in the event of a termination of the Management Agreement;

•	the estimated maximum management fees that would be payable to the Manager over the final three years of the term of the Management Agreement;

•	the advice of its financial advisor;

•	the management fee ceiling applicable during the final three years of the Management Agreement, which will result in lower management fees in the second term of the Management Agreement ending June 30, 2009 as compared to the first term of the Management Agreement ended June 30, 2006; and

•	the commitment by the Manager to certain key governance standards relating to the conduct of the affairs of the Trust and a continuing commitment to overall corporate governance practices (as such practices would apply to Pengrowth in an internalized management structure); and a further commitment to assist and work with the Board in establishing a plan for the orderly transition to a traditional corporate management structure at the end of the final term of the Management Agreement on June 30, 2009.
Based on the recommendation of the Independent Committee, the Board resolved not to terminate the Management Agreement at the end of the first term and has therefore resolved to continue the Management Agreement in accordance with its terms for a second three-year term ending on June 30, 2009.

AUDIT COMMITTEE REPORT
The charter of the Audit Committee is attached as Appendix 6 to this Circular and specifies that the purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:
•	monitor the performance of the Corporation’s internal audit function and the integrity of the Corporation’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

•	monitor the independence and performance of the Corporation’s external auditors; and

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.
In carrying out these responsibilities, the Audit Committee, among other things:
•	monitors preparation of quarterly and annual financial reports by the Corporation’s management;

•	supervises the relationship between Pengrowth and its independent registered public accountants, including: having direct responsibility for overseeing the work of the external auditors, their appointment, compensation and retention; reviewing the scope of their audit services; approving audit and non-audit services; and confirming the independence of the independent registered public accountants; and

•	oversees management’s implementation and maintenance of effective systems of internal and disclosure controls, including review of the Corporation’s policies relating to legal and regulatory compliance, ethics and conflicts of interest and review of the Corporation’s internal auditing program.
The Audit Committee met six times during fiscal 2006. The Audit Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit Committee’s meetings include, whenever appropriate, executive sessions in which the Audit Committee meets separately with Pengrowth’s independent registered public accountants, the Corporation’s internal auditors and the Corporation’s Chief Financial Officer.
As part of its oversight of Pengrowth’s financial statements, the Audit Committee reviews and discusses with both management and Pengrowth’s independent registered public accountants all annual and quarterly financial statements prior to their issuance. During fiscal 2006, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of the Corporation’s accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from KPMG LLP to the Audit Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).
In addition, the Audit Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of the Corporation’s internal and disclosure control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of the Corporation’s internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.
Taking all of these reviews and discussions into account, the undersigned Audit Committee members recommended to the Board that the Board approve Pengrowth’s audited financial statements as at and for the year ended December 31, 2006 and the Management’s Discussion and Analysis (“MD&A”) relating thereto and that the financial statements and MD&A be included in Pengrowth’s Annual Report 2006 filed on SEDAR in Canada and on Form 6-K on EDGAR and that the financial statements and MD&A be included in Pengrowth’s Annual Report on Form 40-F for filing on EDGAR with the United States Securities and Exchange Commission.
Members of the Audit Committee

Thomas A. Cumming (Chair)	Michael S. Parrett
Kirby L. Hedrick	A. Terence Poole
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No directors or executive officers of Pengrowth, proposed nominees for election as a director of Pengrowth, or any of their associates or affiliates have been indebted to Pengrowth since January 1, 2006 and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Pengrowth since January 1, 2006.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, none of the directors or executive officers of Pengrowth, nor any person or company that beneficially owns, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to all outstanding voting securities of the Trust, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2006 or in any proposed transaction which has materially affected or would materially affect Pengrowth.
Mr. John B. Zaozirny, who is the lead director of the Corporation, is the Vice-Chairman of Canaccord Capital Corporation. Canaccord participated as a member of the syndicate of underwriters in connection with the September 28, 2006 and December 1, 2006 equity offerings by the Trust of 23,310,000 and 24,265,000 Trust Units, respectively, and received a potion of the underwriters’ fee from each of the offerings.
A senior officer of the Corporation is a member of the board of directors of Monterey Exploration Ltd. (“Monterey”), a company of which Pengrowth owns 34 percent of the outstanding common shares. In December 2006, two senior officers of the Corporation directly and indirectly purchased a total of 30,000 common shares of Monterey for a total consideration of $150,000 in a new share offering marketed by an independent broker.
ADDITIONAL INFORMATION
Additional information relating to Pengrowth is available through the internet via the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information of the Corporation is provided in the financial statements and management’s discussion and analysis for the financial year ended December 31, 2006. Copies of the financial statements and related management’s discussion and analysis may be obtained upon request from Investor Relations at 2900, 240 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 4H4 (ph: (403) 233-0224 or (888) 744-1111) and at Scotia Plaza, 40 King Street West, Suite 3006, Box 106, Toronto, Ontario, Canada M5H 3Y2 (ph: (416) 362-1748 or (888) 744-1111).

APPENDIX 1
2007 PLAN
1. The Plan
The Trust Unit Rights Incentive Plan (the “Plan”), pursuant to which rights (“Rights”) to purchase trust units (“Units”) of Pengrowth Energy Trust (the “Fund”) may be granted to the directors, officers, employees and direct and indirect service providers (collectively, the “Eligible Persons”) of the Fund and its subsidiaries and affiliates (collectively, “Pengrowth”) from time to time, is hereby established on the terms and conditions herein set forth.
2. Purpose of the Plan
The purpose of the Plan is to advance the interests of Pengrowth by permitting, through the grant and exercise of Rights, the Eligible Persons to acquire Units, thereby: (i) increasing the proprietary interests of such persons in Pengrowth; (ii) aligning their interests with the interests of the holders of Units (“Unitholders”) generally; (iii) encouraging them to remain associated with Pengrowth; and (iv) furnishing them with an additional incentive in their efforts on behalf of Pengrowth.
3. Units Subject to the Plan
(a)	18,475,000 Units are reserved for issuance upon the exercise of Rights granted hereby. The number of Units reserved for issuance upon the exercise of Rights may be amended subject to the policies and approval of the Toronto Stock Exchange (the “TSX”) and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders.

(b)	If any Rights granted hereunder expire or terminate for any reason without having been exercised in full, any unpurchased Units to which such Rights relate shall be available for the purposes of granting Rights under the Plan.
4. Administration, Eligibility and Limitation of Issuances
The Plan shall be administered by either the board of directors of Pengrowth Corporation (the “Corporation”) or by an appointed committee thereof (hereinafter, the “Plan Administrator”), which shall, from time to time, at its sole discretion and subject to the Plan, determine the Eligible Persons who shall participate under the Plan, the number of Rights to be granted to such Eligible Persons and the terms of vesting of such Rights; provided, however, that: (i) the number of Rights granted to any one Eligible Person shall not exceed five percent (5%) of the issued and outstanding Units at the date of grant of such Rights (the “Grant Date”), calculated on a non-diluted basis; (ii) the number of Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX), at any time, under the Plan and all other security-based compensation arrangements of Pengrowth (as such term is referred to in the policies of the TSX) shall not exceed ten percent (10%) of the issued and outstanding Units, calculated on a non-diluted basis; and (iii) the number of Units issued to insiders, within any one-year period, under the Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent (10%) of the issued and outstanding Units, calculated on a non-diluted basis. The Plan Administrator may appoint an external administrative agent (“Administrative Agent”) to assist in the administration of the Plan.
5. Grant Agreements
Each grant of a Right will be set forth in a grant agreement containing the applicable terms and conditions required under the Plan and such other terms and conditions, including, but not limited to, statutory

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withholdings, not inconsistent with the Plan as the Plan Administrator, in its sole discretion, may deem appropriate.
6. Term
Rights granted under the Plan may be exercised during a period (the “Exercise Period”) not exceeding five (5) years from the Grant Date, subject to such terms of vesting as the Plan Administrator may determine in accordance with the Plan. At the expiration of the applicable Exercise Period (the “Expiry Date”), any Rights which have not been exercised shall expire and become null and void. The Plan Administrator shall not, without first receiving Unitholder approval, extend the Exercise Period where such extension would be for the sole benefit of insiders of Pengrowth.
Notwithstanding the foregoing, if the Expiry Date for a Right occurs during a Blackout Period applicable to the relevant participant under the Plan, or within 10 business days after the expiry of a Blackout Period applicable to the relevant participant under the Plan, then the Expiry Date for that Right shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Rights outstanding under this Plan.
For purposes of this section, “Blackout Period” means the period during which the relevant participant under the Plan is prohibited from exercising a Right due to trading restrictions imposed by the Fund in accordance with its trading policies affecting trades by directors, officers, employees and direct or indirect service providers of the Fund in the Fund’s securities.
7. Vesting of Rights
Rights granted under the Plan may be exercised on the basis and schedule to be determined by the Plan Administrator at the Grant Date.
8. Exercise Price
Subject to adjustment pursuant to the terms of the Plan, the exercise price per Right granted hereunder (the “Exercise Price”) shall be not less than the closing market price of the Trust Units (the “Market Price”) on the TSX on the day immediately preceding the Grant Date. If the Units are not traded through the facilities of the TSX, the Exercise Price shall be the closing market price of the Units on such other stock exchange as the Units may then be traded on the day immediately preceding the Grant Date. If the Units are not traded on any stock exchange, the Exercise Price shall be equal to an amount determined by the Plan Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Plan Administrator indicating a valuation of the Units.
9. Adjusted Exercise Price
In the event that the aggregate amount of regular cash distributions of the Fund (“Distributions”) paid to Unitholders during a fiscal quarter, on a per Unit basis pursuant to the Trust Indenture that governs the Fund, is greater than: (i) 2.5% of the Fund’s Oil and Gas Interests (as defined below) on the Fund’s consolidated balance sheet at the beginning of such fiscal quarter; divided by: (ii) the number of Units issued and outstanding at the beginning of such fiscal quarter (the result of such calculation being referred to herein as, the “Threshold Amount”), then the Exercise Price of each outstanding Right shall, at the election of the holder thereof (the “Holder”) on the date of exercise of such Right, be reduced by an amount equal to: (i) the amount by which the aggregate Distributions for the most recently completed fiscal quarter preceding the date of exercise of such Right, calculated on a per Unit basis, exceeds the Threshold Amount (the “Reduction”); plus (ii) the cumulative amount of any accumulated Reductions from prior fiscal quarters, including the fiscal quarter in which the Rights were granted (such reduced price being the “Adjusted Exercise Price”).

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The Fund shall calculate the amount of the Reduction as soon as reasonably possible in the month next following the end of the applicable fiscal quarter in which the aggregate Distributions result in a Reduction. Each Holder shall, upon written request to the Chief Financial Officer of the Corporation, be entitled to receive a summary outlining the amount of the Reduction and the cumulative Reductions affecting such Holder’s Rights and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.
For the purposes of the Plan, “Oil & Gas Interests” shall be the Fund’s consolidated oil & gas royalty and property interests financially disclosed as net book value of property, plant and equipment.
Upon the exercise of a Right, the Exercise Price shall, at the election of the Holder thereof, be reduced by the sum of all Reductions, if any, calculated in accordance with this Section 9, for each fiscal quarter that such Right was outstanding from the date of grant of the Right to and including the most recently completed fiscal quarter prior to the date of exercise.
For the sake of greater certainty, if, on the date of exercise of a Right, the Holder thereof elects not to reduce the Exercise Price of such Right by the aggregate amount of all of the accumulated Reductions in accordance with this Section 9, such Holder shall not be entitled to receive payment in cash or otherwise in lieu of an adjustment to the Exercise Price by such accumulated Reductions, and such Right shall be exercisable for the Exercise Price as otherwise provided pursuant to the Plan.
Subject to the approval of the TSX, the Plan Administrator may, without Unitholder approval, vary the formula for calculating the Threshold Amount.
10. Restriction on Repricing of Rights
Unless as otherwise provided for pursuant to Section 9 of the Plan, the Plan Administrator shall not, without obtaining applicable regulatory and Unitholder approvals, at any time reduce the Exercise Price applicable to any Rights granted to any Holder.
11. Method of Exercise
Rights granted hereunder shall be exercisable, at the option of the Holder, by delivering written notice to the Administrative Agent specifying the number of Rights being exercised and the Exercise Price or Adjusted Exercise Price, as applicable, accompanied by payment in full by certified cheque or money order of the Exercise Price or Adjusted Exercise Price, as applicable, for the number of Rights for which such exercise is made.
As soon as reasonably practicable after the notice described in this Section 11 is received, the Units, if any, being the subject thereof shall be allotted and issued to the Holder from treasury as fully paid and non-assessable, provided that the Fund shall have, if applicable, then received from the Holder payment in full of the Exercise Price or Adjusted Exercise Price, as applicable, for the Units to be purchased.
12. Early Termination of Rights
If a Holder who is a director, officer, employee or direct or indirect service provider of Pengrowth ceases to be a director, officer, employee or direct or indirect service provider of the Pengrowth prior to the Expiry Date:
(a)	by reason of the death or long term disability (as reasonably determined by the Plan Administrator) of such Holder, then all outstanding Rights granted to such Holder shall immediately and automatically vest and all such vested Rights granted to such Holder shall terminate on the earlier of (i) the date that is one (1) year following the date of death or long term disability; and (ii) the Applicable Expiry Date. Only the Holder or the person or persons to whom the Holder’s rights under the Rights pass by the Holder’s will or

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applicable law shall have the right to exercise part or all of the Holder’s outstanding and vested Rights;

(b)	by reason of retirement (as reasonably determined by the Plan Administrator), then all outstanding Rights granted to such Holder shall terminate on the earlier of: (i) the date which is two (2) years following the date of retirement of such Holder; or (ii) the applicable Expiry Date;

(c)	for cause, then all outstanding Rights, whether vested or not, shall immediately and automatically terminate; and

(d)	for any reason, other than as provided in Sections 12(a), (b) or (c) hereof, then all outstanding unvested Rights granted to such Holder shall, unless otherwise provided, immediately and automatically terminate. Such Holder shall have the right to exercise part or all of his or her outstanding vested Rights at any time up to and including (but not after) the earlier of: (i) the date which is sixty (60) days following the date of such termination, resignation or cessation of employment; and (ii) the applicable Expiry Date.
If the relationship of the Holder with Pengrowth is terminated for any reason prior to the expiration of the Rights, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Holder’s rights shall be strictly limited to those provided for in this Section 12, or as otherwise provided in the applicable grant agreement between the Holder and the Fund. Unless otherwise specifically provided in writing, the Holder shall have no claim to or in respect of any Rights which may have or would have vested had due notice of termination of employment been given, nor shall the Holder have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Rights or loss of profit or opportunity which may have or would have vested or accrued to the Holder if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Holder’s rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan or any Right) in the event of any alleged wrongful termination or dismissal.
13. Adjustments
In the event that during the Exercise Period of any Rights granted hereunder there is a consolidation, subdivision, re-division or change of the Units into a greater or lesser number of Units, outstanding Rights shall be amended to be for such greater or lesser number of Units as would have resulted if the Units represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price of outstanding Rights shall be adjusted accordingly.
14. Change of Control
Notwithstanding any other provisions of the Plan, in the event of a change of control of the Fund then all outstanding Rights granted hereunder shall vest and be immediately exercisable and each Holder thereof shall have the right to exercise part or all of the Rights granted to him or her hereunder at any time up to and including (but not after) the earlier of: (i) the date which is ninety (90) days following the date of the change of control; and (ii) the Expiry Date of the Rights.
For the purposes of the Plan, a “change of control” of the Fund means or shall be deemed to have occurred upon:
(a)	the Unitholders’ receipt of a “take-over bid” that results in the offeror under such take-over bid beneficially owning in excess of twenty-five percent (25%) of all issued and outstanding Units;

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(b)	the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by any person (or two or more persons acting jointly or in concert), directly or indirectly, of the beneficial ownership of Units or rights to acquire Units that, together with such Person’s then owned Units and rights to acquire Units, if any, represent in the aggregate more than twenty-five percent (25%) of all issued and outstanding Units (except where such acquisition is part of a bona fide reorganization of the Fund in circumstances where the affairs of the Fund are continued, directly or indirectly, and where unitholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(c)	the passing of a resolution by the directors of the Corporation or the Unitholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Fund in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of the Fund in circumstances where the affairs of the Fund are continued, directly or indirectly, and where unitholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(d)	the sale by the Fund or the Corporation of all or substantially all of its assets (other than to an affiliate of the Fund in circumstances where the affairs of the Fund are continued, directly or indirectly, and where unitholdings of the Fund remain substantially the same following the sale as existed prior to the sale);

(e)	persons who were proposed as nominees in Pengrowth’s management information circular (but not including nominees under a Unitholder proposal) to become directors of the Corporation immediately prior to a meeting of the Unitholders involving a contest for, or an item of business relating to the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election; or

(f)	any other event which, in the opinion of the Plan Administrator, reasonably constitutes a change of control of the Fund.
15. Rights of Holder
The granting of Rights hereunder to any Eligible Person shall not obligate such Eligible Person to exercise such Rights or any portion thereof. The holding of Rights shall not entitle a Holder to any rights as a Unitholder.
16. No Assignment of Rights
Except as specifically provided in the Plan, Rights may not be transferred or assigned without the prior consent of the Plan Administrator.
17. Amendments
The Board may, at any time, amend, suspend or terminate this Plan, or any portion thereof, or any Right granted thereunder, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of unitholders or any governmental or regulatory body. However, except as expressly set forth herein, no action of the Board or Unitholders shall alter or impair the rights of a Holder under any Right previously granted to the Holder without the consent of the affected Holder. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking Unitholder approval:

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(a)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law;

(c)	amendments respecting administration of the Plan;

(d)	amendments to the vesting provisions of the Plan or any Rights;

(e)	amendments to the early termination provisions of the Plan or any Rights, whether or not such Rights are held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

(f)	amendments to the termination provisions of the Plan or any Rights, other than Rights held by an insider in the case of the amendment extending the term of a Right, provided any such amendment does not entail an extension of the Expiry Date of such Right beyond its original Expiry Date;

(g)	the addition of any form of financial assistance by Pengrowth for the acquisition by all or certain categories of Eligible Persons of Units under the Plan, and the subsequent amendment of any such provision;

(h)	the addition or modification of a cashless exercise feature, payable in cash or Units, which provides for a full deduction of the number of underlying Units from the Plan reserve;

(i)	amendments necessary to suspend or terminate the Plan; and

(j)	any other amendment, whether fundamental or otherwise, not requiring Unitholder approval under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).
Unitholder approval will be required for the following types of amendments:
(a)	amendments to the number of Units issuable under the Plan, including an increase to a fixed maximum number of Units or a change from a fixed maximum number of Units to a fixed maximum percentage;

(b)	any amendment which would result in the Exercise Price for any Rights granted under the Plan being lower than the Market Price of the Units at the time the Right is granted;

(c)	any amendment which reduces the Exercise Price of a Right;

(d)	any amendment extending the term of a Right held by an insider beyond its original Expiry Date except as otherwise permitted by the Plan; and

(e)	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).
18. Regulatory Approvals
The Plan and any amendments thereto, including the number of Units reserved for issuance hereunder, shall be subject to the approval of and conditions imposed by the TSX. Any Rights granted prior to such

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approval of the TSX shall be conditional upon such approval being given and no Rights may be exercised prior to such approval or any other necessary regulatory approval. To the extent that any provision of the Plan conflicts with any rules of the TSX, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.
The obligation of the Fund to issue and deliver Units on the exercise of Rights in accordance with the terms and conditions of the Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority, and the rules and policies of the TSX and/or such other exchange or exchanges on which the Units are listed for trading. If Units cannot be issued to the Holder upon the exercise of a Right for any reason whatsoever, the obligation of the Fund to issue such Units shall terminate and any funds paid to the Fund in connection with the exercise of the Right will be returned to the Holder as soon as practicable in full settlement of the Fund’s obligation’s thereunder.

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APPENDIX 2
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The following disclosure is required by NI 58-101. Each of the requirements of NI 58-101 is set out below and Pengrowth’s response follows immediately thereafter.
1. Board of Directors
(a)	Disclose the identity of directors who are independent.

The Board of Directors has determined that the following members are “independent”, within the meaning of NI 58-101:

•	Thomas A. Cumming	•	Wayne K. Foo
•	Kirby L. Hedrick	•	Michael S. Parrett
•	A. Terence Poole	•	D. Michael G. Stewart
•	John B. Zaozirny
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors has determined that the following members of the Board of Directors are not independent: Mr. James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation as well as the President and Chief Executive Officer of the Manager and Mr. Stanley H. Wong, the Manager’s additional appointee to the Board of Directors pursuant to the terms of the Unanimous Shareholder Agreement.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities

The Board of Directors has determined that seven of nine members of the Board of Directors are “independent” within the meaning of NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The members of the Board of Directors that currently serve on the board of any other issuer that is a reporting issuer (or equivalent) are set out below:

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Director	Directorships

Thomas A. Cumming	N/A

Wayne K. Foo	Petro Andina Resources Inc.

Kirby L. Hedrick	Noble Energy Inc.

James S. Kinnear	N/A

Michael S. Parrett	Fording Canadian Coal Trust
Gabriel Resources Ltd.

A. Terence Poole	Synenco Energy Inc.
Methanex Corporation

D. Michael G. Stewart	TransCanada Corporation
Canadian Energy Services Inc., the general
partner of Canadian Energy Services L.P.

Stanley H. Wong	N/A

John B. Zaozirny	Bankers Petroleum Ltd.
Bayou Bend Petroleum Ltd.
Canaccord Capital Inc.
Canadian Oil Sands Trust
Candax Energy Inc.
Coastal Energy Company
Computer Modeling Group Ltd.
Fording Canadian Coal Trust
IPSCO Inc.
Provident Energy Ltd.
Terravest Income Fund
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A meeting of the independent members of the Board of Directors is held in conjunction with every regular meeting of the Board of Directors.

During the financial year ended December 31, 2006, there were 23 meetings of the independent members of the Board of Directors.

The independent members of the Board of Directors are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board of Directors which require an independent analysis by the independent members of the Board of Directors.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

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Mr. James S. Kinnear is the Chairman of the Board of Directors and is not independent as he is the President and Chief Executive Officer of the Corporation and the President and Chief Executive Officer of the Manager.

In order to provide leadership for the independent members of the Board of Directors, the Board of Directors has appointed John B. Zaozirny as the Lead Director.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table discloses the attendance of the members of the Board of Directors at meetings of the Board of Directors and its committees:

Reserves,
Operations and
Environmental,
			Corporate		Special	Special	Health and
	Board of	Audit	Governance	Compensation	Committee	Committee	Safety
	Directors	Committee	Committee	Committee	(Compensation)(4)	Consolidation)(5)	Committee
Director	(23 Meetings)	(6 Meetings)	(7 Meetings)	(5 Meetings)	(3 Meetings)	(11 Meetings)	(1 Meeting)

Thomas A. Cumming	22/23	6/6	7/7	5/5	3/3	11/11	N/A

Wayne K. Foo	15/15 (1)	N/A	N/A	N/A	N/A	N/A	0/0 (1)

Kirby L. Hedrick	21/23	5/6	N/A	N/A	3/3	11/11	1/1

James S. Kinnear(2)	23/23	5/6	7/7	N/A	N/A	N/A	N/A

Michael S. Parrett	23/23	6/6	7/7	5/5	3/3	11/11	N/A

A. Terence Poole	20/23	6/6	7/7	N/A	3/3	11/11	N/A

D. Michael G. Stewart	9/9 (3)	N/A	N/A	1/1 (3)	N/A	N/A	0/0 (3)

Stanley H. Wong	21/23	N/A	N/A	N/A	N/A	N/A	1/1

John B. Zaozirny	23/23	N/A	7/7	5/5	3/3	N/A	N/A

Notes:
(1)	Eight Board meetings and one Reserves, Operations and Environmental, Health and Safety Committee meeting were held before the election of Mr. Foo as a member of the Board on June 23, 2006.

(2)	Mr. Kinnear is not a member of the Audit Committee, the Corporate Governance Committee or the Compensation Committee but has been requested, by the respective Chair of such committees, to attend the meetings of the Audit Committee, Corporate Governance Committee and Compensation Committee. At each meeting of the Audit Committee, Corporate Governance Committee or Compensation Committee, the members of such committees, all of whom are independent, meet without Mr. Kinnear.

(3)	Fourteen Board meetings, four Compensation Committee meetings and one Reserves, Operations and Environmental, Health and Safety Committee meeting were held before the appointment of Mr. Stewart as a member of the Board on October 2, 2006.

(4)	A special committee of the Board of Directors was formed for the purposes of evaluating the Management Agreement and determining whether the Management Agreement should be terminated. See “Management Agreement — Management Agreement Second Term”.

(5)	A special committee of the Board of Directors was formed for the purposes of evaluating and overseeing the consolidation of Pengrowth’s Trust Unit structure, which occurred on July 27, 2006.

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2.	Mandate of the Board of Directors

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors is responsible for the stewardship and affairs of the Trust and the Corporation. The Board of Directors has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of Pengrowth’s operations, the delegation of authority and the execution of documents on behalf of Pengrowth. The Board of Directors reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board of Directors’ expectations of management are communicated directly to management and through committees of the Board of Directors.

The responsibilities and obligations of the Board of Directors are set forth in a written mandate of the Board of Directors, a copy of which is attached hereto as Appendix 3. The Board of Directors annually reviews its mandate and considers changes as appropriate.

3.	Position Descriptions
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman of the Board, the Lead Director of the Board and the chair of each of the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Reserves, Operations and Environmental, Health and Safety Committee. The primary role of the chair of each such committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities.

The chair of the Audit Committee also maintains on-going communications with the Trust’s external auditors in order to lead the Audit Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit Committee, including the relevant education and experience of the Audit Committee members, see page 76 of the Pengrowth’s Annual Information Form for the financial year ended December 31, 2006.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board of Directors has developed and approved a written position description for the Chief Executive Officer of the Corporation.

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4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee is responsible for procedures relating to the orientation and education of new members of the Board of Directors and for the continued development of existing directors. Materials have been prepared for review by new members of the Board of Directors in respect of Pengrowth’s structure, business and results. New members of the Board of Directors are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board of Directors and to visit Pengrowth’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

Pengrowth undertakes ongoing education efforts that include meetings among management and the Board of Directors, and where appropriate outside experts, to discuss developments in the industry and market conditions. Pengrowth also facilitates the education of Directors through financing membership in the Institute of Corporate Directors. Written materials and briefings are extensively used to ensure that Directors’ knowledge and understanding of Pengrowth’s affairs remains current. To foster communication with the investment community and understanding of the issues impacting Pengrowth specifically and the industry generally, Pengrowth sponsors two investment conferences per year where Directors are invited to attend.
5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board of Directors has adopted a Code of Business Conduct (the “Code”), which applies to all directors, officers and employees of Pengrowth. The Code has been filed on, and is accessible through, SEDAR at www.sedar.com. A copy of the Code may be obtained, upon request, from the Corporation at 2900, 240 - 4th Avenue S.W., Calgary, AB T2P 4H4.

The Board of Directors expects directors, officers and employees to act ethically at all times and to acknowledge in writing their adherence to the Code as a condition of their employment or continued employment. Any waivers from the Code that are granted for the benefit of a director, officer or employee must be in writing and signed by the Chief Financial Officer. The Board of Directors has not granted any such waivers since the beginning of the financial year ended December 31, 2005.

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(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each member of the Board of Directors must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board of Directors originally adopted the Code on November 3, 2005, which has been amended effective December 14, 2006. The amended Code does not detract from any of the requirements of the prior code and is more encompassing than the old code. In addition, the Board of Directors requires that all directors, officers and employees acknowledge the new Code in writing.
6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee serves as the nominating committee of the Board of Directors and is responsible for the nomination of Directors, other than the Directors appointed by the Manager pursuant to the Management Agreement. The Corporate Governance Committee considers the skills and qualifications of existing Directors and the long term needs of Pengrowth in respect of the Board and each of the committees of the Board. The Corporate Governance Committee, with the assistance of experienced independent advisors, identifies potential candidates and reviews the qualifications of potential candidates for the Board of Directors. In particular, the Corporate Governance Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background, and considers potential conflicts arising in connection with potential candidates for the Board of Directors. Upon such review, and after conducting appropriate due diligence, the Corporate Governance Committee makes recommendations on candidates to the Board of Directors.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee of the Board of Directors serves as the nominating committee of the Board of Directors and is composed of four independent directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee has been established to assist the Board of Directors in reviewing and making recommendations to the Board of Directors in respect of, among other things, the nomination of candidates for election to the Board of Directors.

For further information concerning the responsibilities, powers and operations of the Corporate Governance Committee, see the text of the mandate of the Corporate Governance Committee attached as Appendix 4 to this Circular.

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7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board of Directors has established the Corporate Governance Committee and delegated to it the responsibility of annually reviewing and approving the compensation paid by the Corporation to the non-executive directors of the Corporation. The Board of Directors has established the Compensation Committee and delegated to it the responsibility of annually reviewing and approving the compensation paid by the Corporation to the officers and employees of the Corporation. The Corporate Governance Committee’s review of compensation to non-executive directors, and the Compensation Committee’s review of compensation to officers and employees include a consideration of all forms of compensation paid, both with regards to the expertise and experience of each individual and in relation to industry peers. In determining compensation paid to members of the Board of Directors, the Corporate Governance Committee has retained the services of Towers Perrin. Each of the Compensation Committee and the Corporate Governance Committee retains independent consultants to review and compare compensation arrangements within the industry.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of four independent members of the Board of Directors.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see the text of the mandate of the Compensation Committee attached as Appendix 5 to this Circular.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation Committee has retained Towers Perrin to attend committee meetings and provide independent advice, compensation analysis and other information for compensation recommendations. The analysis and advice from Towers Perrin includes, but is not limited to, executive compensation policy (such as the choice of comparator groups and compensation philosophy), design of incentive plans, position evaluation services and surveys of market data.
8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Corporate Governance Committee and the Compensation Committee, the Board of Directors has established the Reserves, Operations and Environmental, Health and Safety Committee, which is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas

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reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities; (ii) the operations of Pengrowth, including any matters relating to Pengrowth’s operating activities and its operating expenses and capital expenditures budget; and (iii) the environment, health and safety issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board of Directors, the chairman of the Board of Directors, each committee of the Board of Directors, each committee chair and each director, and reporting on such assessments to the Board of Directors. The objective of the assessments is to ensure the continued effectiveness of the Board of Directors in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance Committee deems relevant, the assessments will consider in the case of the board or a committee, the applicable mandate or charter, and in the case of individual directors, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board of Directors.

The Corporate Governance Committee has developed an annual board effectiveness survey, which includes an evaluation of board responsibility, board operations and board effectiveness. The survey is completed by each director and submitted anonymously. The results are reviewed by the Chairman and Lead Director, and the Lead Director meets with each director on an individual basis. Recommendations on improving board performance are subsequently made to the Corporate Governance Committee. Thereafter, the Corporate Governance Committee makes recommendations to the Board on how to improve Board effectiveness and the Board implements those recommendations in conjunction with management and monitors changes on a periodic basis.

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APPENDIX 3
MANDATE OF THE BOARD
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
(collectively “Pengrowth”)
Board of Directors
Corporate Governance Policy
In accordance with the recommendation of the Corporate Governance Committee (the “Committee”) the Board of Directors (the “Board”) of Pengrowth Corporation (the “Corporation”) wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to the Corporation and ensures that the Corporation performs its duties as administrator of Pengrowth Energy Trust (“Energy Trust”). The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 (“NP 58-201”) and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business. In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its Unitholders and the application of laws and policies.
The Board of Directors will fulfill its duties in cooperation with the Manager which acts as Manager both to the Corporation and to Energy Trust. The Board of Directors also acknowledges the elements which distinguish Pengrowth from corporate structures and the shared responsibility and cooperation between the Corporation and the Manager in respect of Energy Trust. Although overall responsibilities are shared between the Corporation and the Manager, in practice, the Manager defers to the Board on all matters material to the Corporation and to Energy Trust. The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the Unitholders to oversee and direct the affairs of the Corporation.
Board Responsibilities
As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of the Corporation (in cooperation with the Manager), including responsibility for the following:
1.	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

2.	in consultation with the Manager, adopting a strategic planning process for both the Corporation and Energy Trust and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of that business and monitoring performance against those plans. (The Board will seek recommendations from the Manager and will direct the Manager with respect to the execution of strategic plans adopted by the Board.);

3.	identifying the principal risks of the Corporation’s business and Energy Trust’s business and ensuring the implementation of appropriate risk management systems. Adopt policies and processes to identify business risks; address what risks are acceptable to the Corporation and Energy Trust and; ensure that systems and actions are put in place to manage them;

4.	succession planning, including making recommendations to the Unitholders of Energy Trust on the appointment of the Manager and any amendments to the Management

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Contract. Monitoring the Manager and, in conjunction with the Manager, senior management;

5.	approving the Corporation’s communication policy and other relevant policies, including insider trading, environmental, health and safety matters;

6.	requiring the Manager to ensure the integrity of the internal control and management information systems;

7.	approving annual capital and operating plans recommended by the Manager and monitoring performance against those plans (the Audit Committee will review and recommend these plans to the Board of Directors);

8.	developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer;

9.	developing measures for receiving feedback from unitholders and other stakeholders on the business of Pengrowth and other matters whether through Investor Relations, the CEO or other mechanics independent of management;

10.	developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Corporate Governance Committee; and

11.	conduct an annual self-evaluation to determine whether the Board and its committees are functioning effectively.
Composition of the Board
1.	Criteria for the Board of Directors
The majority of the Board shall be “independent” within the meaning of section 1.4 of MI 52-110 — Audit Committees to the Corporation and Energy Trust. The Manager is presently entitled to appoint two members to the Board and the unitholders of Energy Trust are entitled to appoint the remaining directors, who must be a majority of at least three additional directors. The Board is responsible for making the determination of whether a director is independent. It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.
2.	Size of the Board
The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to the Corporation and to the Unitholders of the Corporation and Energy Trust. The demands upon the Board will likely evolve with the future growth and development of Pengrowth. The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.
Board Committees
•	The Board shall, at this time, have the following standing committees:

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1.	Audit Committee;

2.	Corporate Governance Committee;

3.	Compensation Committee; and

4.	Reserves, Operations and Environmental, Health and Safety Committee.
•	The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

•	The Board Committees shall be comprised of a sufficient number of “independent” directors so as to comply with applicable laws.

•	Appointment of members to standing committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board and the Manager. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors. Committee chairs will be selected by the Board (in the case of the Audit Committee and the Reserves, Operations and Environmental, Health and Safety Committee) or by the committee’s members (in the case of the Corporate Governance Committee and the Compensation Committee). The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

•	The Board shall regularly assess the effectiveness of each of the standing committees. An assessment should consider, among other things, the mandate of each standing committee and the contribution of each member thereof.

•	The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time. In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

•	In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances and subject to the approval of the Committee.
Selection of New Directors & Chairman of the Board
•	The Board will ultimately be responsible for nominating and appointing new directors and for the selection of its chairman. However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

•	The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

•	Invitations to join the Board should be extended by the “Lead Director” or by its Chairman as appropriate.

•	New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.
Board Expectations of Senior Management and Access to Senior Management
•	The Manager is responsible for the day to day operation of the Corporation.

•	The Board shall determine the specific or general terms and levels of authority for the Manager subject to the terms of the Management Agreement and shall review and recommend to the

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Unitholders any changes to the terms of the Management Agreement from time to time in the best interests of the Unitholders.

•	The Manager is encouraged, upon invitation of the Board only, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team; to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board. However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary and Assistant Corporate Secretary to ensure that the Board is acting independently of management. Outside Directors should also meet at every meeting, without representatives of the Manager and management present, under the chairmanship of the Lead Director to fully discuss any procedural or substantive issues which they wish. Results of these meetings should be communicated to the CEO as appropriate. The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Lead Director.
Meeting Procedures
•	The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board. The Corporate Secretary in his/her capacity as Corporate Secretary should report to the Chief Executive Officer and Chairman of the Board.

•	The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board. Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the Directors.
Adopted by the Board of Directors on December 14, 2006

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APPENDIX 4
MANDATE OF THE CORPORATE GOVERNANCE COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
(collectively “Pengrowth”)
The Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Pengrowth Corporation (the “Corporation”) acknowledges the formal guidelines relating to corporate governance in Canada as provided for by National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines, both of the Canadian Securities Administrators and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business. The primary function of the Committee is to assist the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate. The Committee will continuously review and modify its terms of reference with regard to applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.
Organization of the Corporate Governance Committee
The Board has constituted and established the Committee to be composed of not less than three and not more than six directors, one of whom shall serve as Chair of the Committee, as determined by the Board from time to time. Each member of the Committee shall be “independent” of the Corporation as that term is defined in Multilateral Instrument 52-110 — Audit Committees. An “independent” director is a director who has no direct or indirect material relationship with the Corporation, which, in the view of the Board of Directors, could reasonably interfere with the exercise of a member’s independent judgment. Each member of the Committee shall be elected annually to a one year term by a majority vote of the Board. Vacancies on the Committee shall be filled by majority vote of the Board at the next meeting of the Board following occurrence of the vacancy. The members of the Committee may be removed by a majority vote of the directors of the Board then in office. The Committee may form and delegate authority to subcommittees as appropriate and in accordance with applicable laws, regulations and listing requirements.
Purpose of the Corporate Governance Committee
The purpose of the Committee is (a) to review and report to the Board on matters of corporate governance and Board composition and (b) to provide oversight review of the Corporation’s systems for achieving compliance with legal and regulatory requirements. The Committee’s oversight role regarding compliance systems shall not include responsibility for the Corporation’s actual compliance with applicable laws and regulations.
Duties and Responsibilities of the Corporate Governance Committee
The Committee shall have the following duties and responsibilities:
A.	GOVERNANCE
1.	To bring to the attention of the Board such corporate governance issues necessary for the proper governance of Pengrowth and to develop the approach of the Corporation in matters of corporate governance, including the written statement of corporate governance principles applicable to the Corporation, as set forth in the Corporation’s annual management proxy circular and to make recommendations to the Board with respect to all such matters.

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2.	To assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:
(a)	to consider the appropriate size of the Board;

(b)	to recommend to the Board criteria for the composition of the Board and the selection of directors;

(c)	to identify, either directly or with the assistance of a search firm, candidates for membership on the Board and review their qualifications, including their ability to devote sufficient time and resources to his or her duties as a director;

(d)	to review succession planning issues with respect to the members of the Board and, upon the retirement of the Chair, make a recommendation to the Board with respect to the appointment of a new Chair;

(e)	to establish and implement procedures to evaluate the performance and effectiveness of the Board, Board committees, all individual Directors, the Lead Director, the Board Chair and committee chairs (other than this Committee chair) and review with the Board on an annual basis the results of the assessment; and

(f)	to recommend to the Board candidates to fill vacancies occurring between annual meetings and to recommend nominees for election at annual meetings.
3.	In conjunction with the Compensation Committee, to oversee the evaluation of, and report to the Board on, the performance of the management of the Corporation.

4.	Recommend Board committees and their composition; review .the need for, and the performance and suitability of those committees; and make such adjustments as are deemed necessary from time to time, all in conjunction with the Chair, the Lead Director and the relevant committees of the Board.

5.	To consider the adequacy and the nature of the compensation to be paid to the members of the Board, whether it reflects the risks and responsibilities of an effective director and make recommendations to the Board in connection with the same.

6.	To assess and report to the Board with respect to the new directors familiarization program of the Corporation.

7.	Oversee the development, implementation and disclosure of the ongoing director education program including, as appropriate, education sessions on the Corporation’s business by way of presentations and operating site visits, individual or group education sessions from internal personnel or external consultants on topics of importance to directors and the Corporation, and recommended formal educational opportunities through appropriate organizations to be made available to individual directors and paid for by the Corporation.

8.	Take a lead role in monitoring and assessing the effectiveness of the corporate governance structure of Pengrowth.

9.	Monitoring the appropriate sharing of duties and responsibilities between the Manager and the Corporation.

10.	In conjunction with the Compensation Committee, monitor, evaluate and report to the Board with respect to, the performance and accountability of the CEO, including the

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setting of short-term and long-term corporate objectives and performance management indicators.

11.	In conjunction with the Manager, within the context of an overall corporate budget approved by the Board of Directors, recommend to the Board the appointment of officers on behalf of the Corporation and other key employees.

12.	In consultation with the Manager and the CEO, develop a succession plan for senior management of the Corporation.

13.	Establish structures and procedures to permit the Board to function independently of the management and the Manager, relying in part upon a Lead Director to be appointed by the Board at an additional remuneration approved by the Board to perform the duties specified in the position description for the Lead Director.

14.	Review and periodically reassess a position description for the Chairman of the Board.

15.	Ensure that the Corporation’s governance practices are fully disclosed in the management information circular or annual information form, as appropriate.

16.	To review and approve, if considered appropriate, all proposed exceptions to the Code of Business Conduct and Ethics which are presented to the Committee by the CEO.

17.	Conduct an annual performance evaluation of the committee.
B.	COMPLIANCE
1.	To review the policies, programs and practices of the Corporation and monitor the adequacy of compliance systems in the following areas:
(a)	corporate and securities law (including insider trading and self dealing);

(b)	stock exchange listing standards;

(c)	anti-trust and competition law;

(d)	regulation of employment practices;

(e)	code of business conduct and ethics;

(f)	corporate policy on conflicts of interest;

(g)	corporate policy with respect to communications and disclosure;

(h)	such other areas of regulatory law and corporate policy statements as the Committee considers appropriate from time to time.
2.	To report and make recommendations to the Board on such areas of regulatory and corporate compliance as are considered appropriate from time to time.
Meetings and Reports of the Corporate Governance Committee
The Committee will meet as often as necessary to carry out its responsibilities. Notice of time and place of every meeting shall be given in writing to each member of the Committee, unless waived by all members entitled to attend, at least two (2) clear business days prior to the time fixed for such meeting. Attendance of a member of the Committee at a meeting shall constitute waiver of notice of the meeting

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except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called. A quorum for meetings shall be not less than a majority of its members present in person or by telephone. Reports of meetings of the Committee shall be made to the Board at its next regularly scheduled meeting following the Committee meeting, accompanied by any recommendations to the Board approved by the Committee. The Corporate Secretary of the Corporation or an alternative secretary designated by the Committee shall act as Secretary of the Committee. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen to preside by a majority of the members of the Committee present at such meeting. The President of the Corporation shall ordinarily be invited to attend meetings or those portions thereof which do not have to be addressed separately by the independent directors. The Committee may, by specific invitation, have other resource persons in attendance.
Outside Advisor
The Committee is given sole authority to engage and compensate any outside advisor that it determined to be necessary to permit it to carry out its duties. The Committee has sole authority to retain and terminate any search firm to be used to identify director candidates. The Committee also has sole authority to negotiate contracts with the search firm and to establish the fees payable to the search firm.
Adopted by the Board of Directors on December 14, 2006

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APPENDIX 5
MANDATE OF THE COMPENSATION COMMITTEE
PENGROWTH CORPORATION
PENGROWTH ENERGY TRUST
(collectively “Pengrowth”)
Objective
The Compensation Committee (the “Committee”) of the Board of Directors acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Policy 58-201, the guidelines of the New York Stock Exchange and other regulatory provisions as they pertain to compensation matters. The objective of the Committee is to monitor the activities of Pengrowth Management Limited (the “Manager”) and Pengrowth Corporation (the “Corporation”) with respect to recruiting, retaining and motivating employees and ensuring conformity between compensation and other corporate objectives. The Committee will assist the Board in fulfilling its oversight responsibilities with respect to executive management compensation, human resources policies and compensation of the Manager and will make recommendations to the Board as appropriate. The Committee will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards, matters of Corporate Governance, additional standards which the Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its Unitholders and the application of laws and policies.
Constitution
•	The Committee shall consist of not less than three or more than six Directors, a majority of who shall be “independent” of the Corporation as that term is defined in Multilateral Instrument 52-110 Audit Committees. An “independent director” is a Director who has no direct or indirect material relationship with Pengrowth, which, in the view of the Board of Directors, could reasonably interfere with the exercise of a member’s independent judgment.

•	The members of the Committee shall be appointed or re-appointed at the organizational meeting of the Board immediately following each Annual Meeting of the shareholders of the Corporation and shall continue as members of the Committee until their successors are appointed or they cease to be directors of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, the Board may fill it.

•	The members of the Committee shall appoint a Chairman from amongst their number. The Corporate Secretary of the Corporation, or an alternative secretary designated by the Committee, shall act as Secretary of the Committee. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen to preside by a majority of the members of the Committee present at such meeting.
Meetings and Minutes
•	The time and place of meetings of the Committee and the procedures at such meetings shall be determined from time to time by the members, provided that:
(a)	a quorum for meetings shall not be less than a majority of its members present in person or by telephone;

(b)	the Committee shall meet as often as necessary, likely at least on a quarterly basis. Matters to be considered at the meetings will include:

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(i)	matters related to compensation in the annual budget excluding the compensation of directors which is a matter within the scope of authority of the Corporate Governance Committee;

(ii)	matters related to annual bonus and advance bonus payments;

(iii)	matters relating to incentive payments and programs;

(iv)	compensation issues in the annual report;

(v)	compensation disclosure in the information circular and proxy statement;

(vi)	matters pertaining to the Manager including:
•	review of KPMG reports on Manager’s compensation;

•	consideration of “Assumed Expenses”;

•	consideration of extension or termination of the Management Agreement; and
(vii)	other matters as appropriate;
(c)	notice of time and place of every meeting shall be given in writing to each member of the Committee, unless waived by all members entitled to attend, at least two (2) clear business days prior to the time fixed for such meeting. Attendance of a member of the Committee at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called;

(d)	a meeting may be called by the Chairman of the Committee, the Chief Executive Officer or any member of the Committee;

(e)	the President of Pengrowth Corporation would ordinarily be invited to attend meetings or those portions thereof which do not have to be addressed separately by the independent directors. The Committee may, by specific invitation, have other resource persons in attendance; and

(f)	the Chairman of the Committee shall provide updates to the Board, as appropriate, as to the matters considered by the Committee at the next Board meeting following a Committee meeting.
Scope, Duties and Responsibilities
•	The Committee’s responsibilities shall include the following (provided that some of the following functions, such as the function of determining compensation, might be assumed from time to time by other committees of the Board as Board priorities and resources permit):
(a)	act in an advisory capacity to the Board;

(b)	in consultation with the Manager, set general compensation guidelines for employees of Pengrowth Corporation and recommend for approval by the Board specific compensation guidelines for senior employees, officers and consultants of Pengrowth Corporation in the form of stock options, cash compensation and bonuses to be paid within the context of an overall corporate budget approved by the Board of Directors. Consideration will be given to:

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(i)	amendment of the Option Plan, the Trust Unit Rights Incentive Plan; the Long Term Incentive Plan and The Trust Unit Awards Plan;

(ii)	implementation of or changes to compensation and benefits policies; and

(iii)	number and level of total incentive awards.
As the Manager is accountable for performance, retaining and compensating appropriate personnel will also be a key responsibility of the Manager;
(c)	review Pengrowth Corporation’s key Human Resources policies;

(d)	review and recommend to the Board any significant changes to the overall compensation program and Pengrowth Corporation’s objectives related to executive compensation;

(e)	in conjunction with the Corporate Governance Committee, oversee the evaluation of, and report to the Board on, the performance of the management of the Corporation;

(f)	review and approve all public disclosure on compensation and produce a report on executive officer compensation for inclusion in Pengrowth Corporation’s proxy statement and information circular;

(g)	with regard to the Manager:
(i)	consideration of matters related to the performance and compensation of the Manager, including receiving reports from the auditors with respect to Management compensation;

(ii)	the performance of the Manager in accordance with the Management Agreement and matters in relation to the extension or termination of the Management Agreement; and

(iii)	review and recommendation to the Board for approval of “Assumed Expenses” under the Management Agreement;
(h)	review annually and report to the Board on the adequacy of the Committee’s terms of reference;

(i)	conduct an annual performance evaluation of the committee; and

(j)	perform any other activities consistent with this Mandate, the Corporation’s By-Laws and applicable law as the Committee or the Board deems necessary or appropriate.
•	The Committee shall make regular reports to the Directors.

•	The Committee shall have the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties.
The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board of Directors.
Adopted by the Board of Directors on December 14, 2006

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APPENDIX 6
MANDATE OF THE AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS OF PENGROWTH CORPORATION (THE “COMPANY”)
JULY 30, 2001
AND AMENDED AND RESTATED DECEMBER 14, 2006
Audit Committee Purpose
The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:
•	Monitor the performance of the Company’s internal audit function and the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

•	Monitor the independence and performance of the Company’s external auditors.

•	Provide an avenue of communication among the external auditors, the internal auditors, management and the Board of Directors.
The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the internal and external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties, and has the authority to set and pay the compensation for any such advisors employed by the Company.
Audit Committee Composition And Meetings
Audit Committee members shall meet the requirements of applicable securities laws and each of the stock exchanges on which Pengrowth Energy Trust trades. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be “independent” and “financially literate”, as those terms are defined in Multilateral Instrument 52-110 Audit Committees of the Canadian Securities Administrators, Rule 10A-3 promulgated under the Securities Exchange Act of 1934, and Rule 303A.02 of the New York Stock Exchange, as applicable, and as “financially literate” is interpreted by the Board in its business judgement. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise as defined by paragraph (8) of general instruction B to Form 40-F and as interpreted by the Board in its business judgement.
Audit Committee members shall be appointed annually by the Board. The Chair of the Audit Committee shall be appointed by the Board. If an audit committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.
The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive sessions at least annually with management, the internal auditors and the external auditors and as a Committee to discuss any matters that the Committee, management, the internal auditors or the external auditors believe should be discussed. In addition, the Committee, or at least its Chair, should communicate with management, the internal auditors and the external auditors quarterly to review the Company’s financial statements and significant findings based upon the auditors’ limited review procedures.

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Audit Committee Responsibilities And Duties
A.	Review Procedures
1.	Review and reassess the adequacy of this Charter at least annually. Submit the Charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

2.	Review the Company’s financial statements, management’s discussion and analysis and annual and interim earnings press releases prior to filing or public distribution. This review should include discussions with management, the internal auditors and the external auditors of significant issues regarding accounting principles, practices and judgements.

3.	Review, discuss with management and the external auditors and recommend to the Board for approval, the Company’s audited annual financial statements, annual earnings press releases, annual information form including management discussion and analysis, all statements required in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual proxy circular. Approve on behalf of the Board the Company’s interim financial statements and related management’s discussion and analysis and interim earnings press releases.

4.	Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.

5.	In consultation with management, the internal auditors and the external auditors, consider the integrity of the Company’s financial reporting processes and controls and the performance of the Company’s internal financial accounting staff. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the internal or external auditors together with management’s responses.

6.	Review with financial management, the internal auditors and the external auditors the Company’s quarterly financial results and accompanying management’s discussion and analysis prior to the release of earnings and/or the Company’s quarterly financial statements prior to filing or public distribution. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the external auditors in accordance with Assurance and Related Services Guideline #11 (AuG-11) (see item 10).

7.	Review with financial management, the internal auditors and the external auditors the Company’s policies relating to risk management and risk assessment.

8.	Be responsible for reviewing the disclosure contained in the Company’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF attached to MI 52-110. If management of the Company solicits proxies from shareholders of the Company for the purpose of recommending persons to be elected as directors of the Company, the Audit Committee shall be responsible for ensuring that the Company’s information circular includes a cross-reference to the sections in the Company’s annual information form that contain the information required by Form 52-110F1.

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9.	Meet separately with each of management of the Company, the internal auditors and with the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board of Directors on such meetings.

10.	Conduct an annual performance evaluation of the committee.
B.	Internal Auditors
11.	Review the annual audit plans of the internal auditors.

12.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto.

13.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.

14.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.

15.	Ensure that the internal auditors have access to the Chair, the Chair of the Board of Directors and the Chief Executive Officer.
C.	External Auditors
16.	The Audit Committee shall advise the external auditors of their accountability to the Audit Committee and the Board as representatives of the shareholders of the Company to whom the external auditors are ultimately responsible. The External auditors shall report directly to the Audit Committee. The Audit Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board of Directors the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Audit Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and the Company.

17.	Approve the fees and other compensation to be paid to the external auditors.

18.	Pre-approve all services to be provided to the Company or its subsidiary entities by the Company’s external auditors and all related terms of engagement.

19.	On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors’ independence.

20.	The Committee shall review the external auditors audit plan — discuss scope, staffing, locations, and reliance upon management and general audit approach.

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21.	Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors.

22.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

23.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.

24.	Ensure compliance by the Company’s external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.

25.	Ensure that the Company’s external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from time to time and that the external auditors have complied with any restrictions or sanctions imposed by the CPAB as of the date of the applicable auditor’s report relating to the Company’s annual audited financial statements.

26.	Monitor compliance with the lead auditor rotation requirements of Regulation S-X.
D.	Other Audit Committee Responsibilities
27.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

28.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

29.	On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

30.	Annually prepare a report to shareholders as required by the Securities and Exchange Commission. The report should be included in the Company’s annual proxy statement.

31.	Ensure the preparation and filing of each annual certificate in Form 52-109F1 and each interim certificate in Form 52-109F2 to be signed by each of the Chief Executive Officer and Chief Financial Officer of the Company in accordance with the requirements set forth under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings as amended from time to time (“MI 52-109”).

32.	In respect of annual filings only, the Audit Committee is responsible for ensuring that management of the Company evaluates the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and has caused the Company to disclose in the annual management’s discussion and analysis its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation. The terms “annual filings,” “interim filings,” “disclosure controls and procedures” and “internal control over financial reporting” shall have the meanings set forth under MI 52-109.

33.	Be responsible for monitoring any changes in the Company’s internal control over financial reporting and for ensuring that any change that occurred during the Company’s

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most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting is disclosed in the Company’s annual management’s discussion and analysis.

34.	Review all exceptions to established policies, procedures and internal controls of the Company which have been approved by any two officers of the Company.

35.	Perform any other activities consistent with this Charter, the Company’s by-laws, and governing law as the Committee or the Board deems necessary or appropriate.

36.	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

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SCHEDULE A
ORDINARY RESOLUTION TO AMEND PENGROWTH’S SECURITY-BASED
COMPENSATION ARRANGEMENTS AND RATIFY PRIOR DEU GRANTS
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	The 2007 Plan, as more particularly described in, and attached as Appendix 1 to, the Circular, is hereby authorized and approved.

2.	The DEU Plan be amended to give effect to the following changes:
(a)	Increase the maximum number of Trust Units reserved for issuance upon the exercise of DEUs to 5,525,000 Trust Units;

(b)	Amend the change of control provisions of the DEU Plan, which amendments may include, without limitation, deleting the current definition of “change of control” and replacing it with:
“Change of Control” means:
(i)	the Unitholders’ receipt of a “take-over bid” that results in the offeror under such take-over bid beneficially owning in excess of twenty-five percent (25%) of all issued and outstanding Trust Units;

(ii)	the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by any person (or two or more persons acting jointly or in concert), directly or indirectly, of the beneficial ownership of Trust Units or rights to acquire Trust Units that, together with such person’s then owned Trust Units and rights to acquire Trust Units, if any, represent in the aggregate more than twenty-five percent (25%) of all issued and outstanding Trust Units (except where such acquisition is part of a bona fide reorganization of the Trust in circumstances where the affairs of the Trust are continued, directly or indirectly, and where unitholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(iii)	the passing of a resolution by the directors of the Corporation or the holders of Trust Units to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Trust in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of the Trust in circumstances where the affairs of the Trust are continued, directly or indirectly, and where unitholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(iv)	the sale by the Trust or the Corporation of all or substantially all of its assets (other than to an affiliate of the Trust in circumstances where the affairs of the Trust are continued, directly or indirectly, and where unitholdings of the Trust remain substantially the same following the sale as existed prior to the sale);

(v)	persons who were proposed as nominees in Pengrowth’s management information circular (but not including nominees under a Trust unitholder proposal) to become directors of the Corporation immediately prior to a meeting of the holders of Trust Units involving a contest for, or an item of business relating to the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election; or

(v)	any other event which, in the opinion of the Plan Administrator, reasonably constitutes a change of control of the Trust
(c)	Amend the amendment provisions of the DEU Plan, which amendments may include, without limitation, deleting the current amendment provision and replacing it with the following:
The Board may, at any time, amend, suspend or terminate this Plan, or any portion thereof, or any Deferred Entitlement Units granted thereunder, without unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of unitholders or any governmental or regulatory body. However, except as expressly set forth herein, no action of the Board or unitholders shall alter or impair the rights of a Participant under any Deferred Entitlement Unit previously granted to the Participant without the consent of the affected Participant. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking unitholder approval:
(i)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(ii)	amendments necessary to comply with the provisions of applicable law;

(iii)	amendments respecting administration of the Plan;

(iv)	amendments to the vesting provisions of the Plan or any Deferred Entitlement Unit;

(v)	amendments to the early termination provisions of the Plan or any Deferred Entitlement Units, whether or not such Deferred Entitlement Units are held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

(v)	amendments to the termination provisions of the Plan or any Deferred Entitlement Units, other than Deferred Entitlement Units held by an Insider in the case of the amendment extending the term of a Deferred Entitlement Units, provided any such amendment does not entail an extension of the expiry date of such Deferred Entitlement Units beyond its original expiry date;

(vii)	amendments necessary to suspend or terminate the Plan; and

(viii)	any other amendment, whether fundamental or otherwise, not requiring unitholder approval under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).
Unitholder approval will be required for the following types of amendments:
(ix)	amendments to the number of Trust Units issuable under the Plan, including an increase to a fixed maximum number of Units or a change from a fixed maximum number of Units to a fixed maximum percentage;

(x)	any amendment extending the term of a Deferred Entitlement Unit held by an Insider beyond its original expiry date except as otherwise permitted by the Plan; and

(xi)	amendments required to be approved by unitholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).
(d)	Make such other housekeeping amendments to the DEU Plan as the Board may, in its discretion, deem appropriate.
3.	The Unit Option Plan be amended to give effect to the following changes:
(a)	Provide that the term of Trust Unit Options be extended where the expiry date for such Trust Unit Options occurs during a black-out period imposed by Pengrowth, which amendments may include, without limitation, the addition of the following:
Notwithstanding the foregoing, if the expiry date for an Option occurs during a Blackout Period applicable to the Participant, or within 10 business days after the expiry of a Blackout Period applicable to the Participant, then the expiry date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Options outstanding under this Plan.

For the purposes of this section, “Blackout Period” means the period during which the relevant Participant under the Plan is prohibited from exercising an Option due to trading restrictions imposed by Energy Trust in accordance with its trading policies affecting trades by Directors, Officers, Employees and Direct or Indirect Service Providers in Energy Trust’s securities.
(b)	Amend the change of control provisions of the Unit Option Plan, which amendments may include, without limitation, deleting the current “change of control” provisions and replacing them with the following:
in the event of a change of control of Energy Trust then all outstanding Options granted hereunder shall vest and be immediately exercisable and each holder thereof shall have the right to exercise part or all of the Options granted to him or her hereunder at any time up to and including (but not after) the earlier of: (i) the date which is ninety days (90) days following the date of the change of control; and (ii) the expiry date of the Options. For the purposes of this Plan, a “change of control” of Energy Trust means or shall be deemed to have occurred upon:
(i)	the Unitholders’ receipt of a “take-over bid” that results in the offeror under such take-over bid beneficially owning in excess of twenty-five percent (25%) of all issued and outstanding Trust Units;

(ii)	the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by any person (or two or more persons acting jointly or in concert), directly or indirectly, of the beneficial ownership of Trust Units or rights to acquire Trust Units that, together with such person’s then owned Trust Units and rights to acquire Trust Units, if any, represent in the aggregate more than twenty-five percent (25%) of all issued and outstanding Trust Units (except where such acquisition is part of a bona fide reorganization of Energy Trust in circumstances where the affairs of Energy Trust are continued, directly or indirectly, and where unitholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(iii)	the passing of a resolution by the directors of the Corporation or the Unitholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of Energy Trust in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of Energy Trust in circumstances where the affairs of Energy Trust are continued, directly or indirectly, and where unitholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(iv)	the sale by Energy Trust or the Corporation of all or substantially all of its assets (other than to an affiliate of Energy Trust in circumstances where the affairs of Energy Trust are continued, directly or indirectly, and where unitholdings of Energy Trust remain substantially the same following the sale as existed prior to the sale);

(v)	persons who were proposed as nominees in Pengrowth’s management information circular (but not including nominees under a Unitholder proposal) to become directors of the Corporation immediately prior to a meeting of the Unitholders involving a contest for, or an item of business relating to the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election; or

(v)	any other event which, in the opinion of the Plan Administrator, reasonably constitutes a change of control of Energy Trust.
(c)	Amend the amendment provisions of the Unit Option Plan, which amendments may include, without limitation, deleting the current amendment provision and replacing it with the following:
The Board may, at any time, amend, suspend or terminate this Plan, or any portion thereof, or any Option granted thereunder, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth herein, no action of the Board or Unitholders shall alter or impair the rights of a holder under any Option previously granted to the holder without the consent of the affected holder. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking Unitholder approval:

(i)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(ii)	amendments necessary to comply with the provisions of applicable law;

(iii)	amendments respecting administration of the Plan;

(iv)	amendments to the vesting provisions of the Plan or any Options;

(v)	amendments to the early termination provisions of the Plan or any Options, whether or not such Options are held by an insider, provided such amendment does not entail an extension beyond the original Expiry Time;

(v)	amendments to the termination provisions of the Plan or any Options, other than Options held by an insider in the case of the amendment extending the term of an Option, provided any such amendment does not entail an extension of the Expiry Time of such Option beyond its original Expiry Time;

(vii)	the addition of any form of financial assistance by Pengrowth for the acquisition by all or certain categories of participants of Trust Units under the Plan, and the subsequent amendment of any such provision;

(viii)	the addition or modification of a cashless exercise feature, payable in cash or Trust Units, which provides for a full deduction of the number of underlying Trust Units from the Plan reserve;

(ix)	amendments necessary to suspend or terminate the Plan; and

(x)	any other amendment, whether fundamental or otherwise, not requiring Unitholder approval under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).
Unitholder approval will be required for the following types of amendments:
(xi)	amendments to the number of Trust Units issuable under the Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

(xii)	any amendment which would result in the Exercise Price for any Options granted under the Plan being lower than the Market Price of the Trust Units at the time the Option is granted;

(xiii)	any amendment which reduces the Exercise Price of an Option;

(xiv)	any amendment extending the term of an Option held by an insider beyond its original Expiry Time except as otherwise permitted by the Plan; and

(xv)	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange). The granting of the DEUs in excess of the maximum number permitted under the DEU Plan by the Board, as more particularly described in the Circular, are ratified and approved.
(d)	Make such other housekeeping amendments to the Unit Option Plan as the Board may, in its discretion, deem appropriate.
4.	The Board is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

5.	The Corporation and the Trustee are hereby authorized and directed, on behalf of the Trust, to execute all documents and do all things as deemed necessary or desirable to implement this resolution.
All terms defined in the Management Information Circular of the Trust, dated May 1, 2007, have the same respective meanings in this resolution when used herein.

SCHEDULE B
EXTRAORDINARY RESOLUTION TO AMEND THE TRUST INDENTURE TO
PROVIDE FLEXIBILITY IN SETTING THE RECORD DATE FOR DISTRIBUTIONS
BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
1.	The Board is hereby authorized to direct the Corporation and the Trustee to amend the Trust Indenture by amending section 5.01 of the Trust Indenture to read as follows:
Subject to Section 5.03, the Trustee shall distribute the Distributable Cash on:
(a)	the 15th day of each February, May, August and November in each year; or

(b)	if so directed by the Directors of the Corporation, on the 15th day of each calendar month;
to Unitholders of record as of the close of business on the tenth Business Day preceding the then current distribution date, or such other date as determined by the Directors of the Corporation (each a “Record Date”) in accordance with the pro rata share of each Unitholder (provided that the Trustee may deduct or withhold amounts required by law from any Unitholders’ distributions). A Unitholder shall have the right to enforce the payment of its share of such distributions on any such distribution date.
2.	The Trustee is hereby authorized for and on behalf of the Trust to execute and deliver an amending agreement to the Trust Indenture, or an amended and restated Trust Indenture, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated Trust Indenture pursuant to this Extraordinary Resolution.

3.	The Board is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

4.	The Trustee is hereby authorized and directed for and on behalf of the Unitholders and any officer or director of the Corporation, is authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.
All terms defined in the Management Information Circular of the Trust, dated May 1, 2007, have the same respective meanings in this resolution when used herein.

SB - 1

SCHEDULE C
EXTRAORDINARY RESOLUTION TO AMEND THE TRUST INDENTURE TO PERMIT
THE USE OF DIRECT REGISTRATION SYSTEMS
BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
1.	The Board is hereby authorized to direct the Corporation and the Trustee to amend the Trust Indenture by adding the following paragraph as paragraph (e) of section 3.04:
Notwithstanding the foregoing and notwithstanding Article XIII hereof, Pengrowth may maintain a registry of security holders or may appoint the Trustee to maintain a register of security holders and all Persons named on such register shall be Unitholders for all of the purposes hereof, including, without limitation, the payment of distributions in respect of the number of Trust Units specified in such register. The inclusion of Trust Units from certificate form onto such register and the transfer of Trust Units on such register shall be permissible in accordance with the requirements established by the Administrator and/or the Trustee from time to time.
2.	The Trustee is hereby authorized for and on behalf of the Trust to execute and deliver an amending agreement to the Trust Indenture, or an amended and restated Trust Indenture, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated Trust Indenture pursuant to this Extraordinary Resolution.

3.	The Board is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

4.	The Trustee is hereby authorized and directed for and on behalf of the Trust Unitholders and any officer or director of the Corporation, is authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.
All terms defined in the Management Information Circular of the Trust, dated May 1, 2007, have the same respective meanings in this resolution when used herein.

SC - 1

SCHEDULE D
EXTRAORDINARY RESOLUTION TO AMEND THE USA TO CLARIFY DIRECTOR APPOINTMENT
PROCEDURES
BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
1.	The Board is hereby authorized to direct the Corporation and the Trustee to amend the USA by adding the following paragraph to the end of section 3.01:
The Shareholders shall cause the Shares held by or beneficially owned by them to be voted for the individuals nominated by the Trust, as directed by the Unitholders at the annual meeting, and the individuals nominated by the Manager. The Shareholders shall not cause the Shares held by or beneficially owned by them to be voted for the removal of the respective nominees of the Shareholders as Directors of the Corporation unless the Shareholder having nominated such individual wishes that individual to be removed as a Director in which case the Shareholders shall cause all of the Shares held by or beneficially owned by them to be so voted. A vacancy on the Board of Directors shall be filled by an individual nominated by the Shareholder which nominated for election the Director who has vacated his or her position and the Shareholders shall cause the Shares held by or beneficially owned by them to be voted for the individual so nominated by the Shareholder.
2.	The Trustee is hereby authorized for and on behalf of the Trust to execute and deliver an amending agreement to the USA, or an amended and restated USA, and the execution thereof shall evidence approval of the said amendments and of the amending agreement or the amended and restated USA pursuant to this Extraordinary Resolution.

3.	The Board is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

4.	The Trustee is hereby authorized and directed for and on behalf of the Trust Unitholders and any officer or director of the Corporation, is authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.
All terms defined in the Management Information Circular of the Trust, dated May 1, 2007, have the same respective meanings in this resolution when used herein.

SD - 1

SCHEDULE E
EXTRAORDINARY RESOLUTION TO AMEND THE ROYALTY INDENTURE TO
REMOVE REFERENCES TO THE ALBERTA ROYALTY CREDIT
BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:
1.	The Board is hereby authorized, upon the coming into effect of legislation amending the ACTA to eliminate the ARC, to retroactively amend the Royalty Indenture as necessary to reflect the elimination of the ARC as of the effective date of such legislation, anticipated to be January 1, 2007.

2.	The Trustee is hereby authorized for and on behalf of the Trust to execute and deliver an amending agreement to the Royalty Indenture, or an amended and restated Royalty Indenture, and the execution thereof by the Corporation shall evidence approval of the said amendments by the Board and of the amending agreement or the amended and restated Royalty Indenture pursuant to this Extraordinary Resolution.

3.	The Board is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

4.	Any officer or director of the Corporation, is authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.
All terms defined in the Management Information Circular of the Trust, dated May 1, 2007, have the same respective meanings in this resolution when used herein.

SE - 1

SCHEDULE F
ORDINARY RESOLUTION REAPPOINTING COMPUTERSHARE TRUST COMPANY
OF CANADA AS TRUSTEE
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	Computershare Trust Company of Canada is reappointed as Trustee for the purposes of the Unanimous Shareholders Agreement, the Royalty Indenture, the Trust Indenture and the Management Agreement for an additional two year term that will expire on the date of the annual meeting of Unitholders to be held in 2009.

2.	The Trustee is hereby authorized for and on behalf of the Trust, and any officer or director of the Corporation, is hereby authorized and directed, for and in the name of the Corporation, to execute all documents and to do all things as deemed necessary or desirable to implement this Extraordinary Resolution.
All terms defined in the Management Information Circular of the Trust, dated May 1, 2007, have the same respective meanings in this resolution when used herein.

SF - 1

PENGROWTH ENERGY TRUST
DISTRIBUTION REINVESTMENT AND TRUST UNIT PURCHASE PLAN
A Distribution Reinvestment and Trust Unit Purchase Plan (the “DRIP”) has been available to Canadian resident Unitholders of Pengrowth Energy Trust since July of 1992.
Pengrowth intends to make the DRIP available to residents of the United States during or prior to the third quarter of 2007.
The DRIP permits Unitholders to elect to reinvest their cash distributions, and additional cash payments of up to Cdn$1000 (US$800) per month, in additional Trust Units at a 5% discount to the current trading price of the Trust Units.
UNITHOLDERS WHO WISH TO PARTICIPATE IN THE DRIP SHOULD CONTACT THEIR BROKER, TRUST COMPANY OR OTHER INTERMEDIARY. IT IS NOT NECESSARY FOR BENEFICIAL OWNERS OF TRUST UNITS TO REMOVE THEIR TRUST UNITS FROM THEIR ACCOUNT WITH A BROKER OR OTHER NOMINEE TO ENROLL IN THE DRIP.
A detailed explanation of the terms and conditions of the DRIP are available on the Pengrowth website at www.pengrowth.com or by contacting a Pengrowth Investor Relations team member in Calgary at (403) 233-0224, in Toronto at (416) 362-1748 or toll free at 1(888) 744-1111.
Unitholders resident in the United States will not be eligible to participate in the DRIP until Pengrowth has filed a registration statement under the United States Securities Act of 1933, as amended, such registration statement has become effective and Pengrowth has satisfied all other necessary regulatory requirements.

PENGROWTH ENERGY TRUST
Calgary, Alberta, Canada
PROXY SOLICITED BY MANAGEMENT FOR THE
ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
June 11, 2007
     The undersigned, being a holder (a “Unitholder”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”), hereby appoints James S. Kinnear of Calgary, Alberta, Canada or failing him, John B. Zaozirny of Calgary, Alberta, Canada or instead of either of the foregoing ____________________ of ____________________________, as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the Annual and Special Meeting of Unitholders (the “Meeting”) of the Trust to be held at 3:00 p.m. (Calgary time) on Monday, June 11, 2007 at The Calgary Petroleum Club, 319 — 5th Avenue S.W., Calgary, Alberta, Canada and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, the designated proxyholder is specifically instructed to vote at the Meeting as follows:
1.	FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (or if no choice is specified, FOR) the ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditor of the Trust at a remuneration to be determined by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”);

2.	FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (or if no choice is specified, FOR) the ordinary resolution electing as directors of the Corporation the nominees set forth in the accompanying Management Information Circular of the Trust dated May 1, 2007 (the “Circular”);

3.	FOR ☐ or AGAINST ☐ (or if no choice is specified, FOR) the ordinary resolution to authorize amendments to Pengrowth’s security-based compensation arrangements and the ratification of prior grants of deferred entitlement units, as described in the Circular and as set forth in Schedule A to the Circular;

4.	FOR ☐ or AGAINST ☐ (or if no choice is specified, FOR) the extraordinary resolution to authorize amendments to the trust indenture of the Trust (the “Trust Indenture”) to provide flexibility in setting the record date for distributions to be paid to Unitholders, as described in the Circular and as set forth in Schedule B to the Circular;

5.	FOR ☐ or AGAINST ☐ (or if no choice is specified, FOR) the extraordinary resolution to authorize amendments to the Trust Indenture to permit the use of direct registration systems, as described in the Circular and as set forth in Schedule C to the Circular;

6.	FOR ☐ or AGAINST ☐ (or if no choice is specified, FOR) the extraordinary resolution to authorize amendments to the unanimous shareholder agreement of the Corporation to clarify the procedure for the election of directors of the Corporation, as described in the Circular and as set forth in Schedule D to the Circular;

7.	FOR ☐ or AGAINST ☐ (or if no choice is specified, FOR) the extraordinary resolution to authorize amendments to the royalty indenture of the Corporation to remove references to the Alberta Royalty Credit, as described in the Circular and as set forth in Schedule E to the Circular;

8.	FOR ☐ or AGAINST ☐ (or if no choice is specified, FOR) the ordinary resolution to re-appoint Computershare Trust Company of Canada as the trustee of the Trust, as described in the Circular and as set forth in Schedule F to the Circular; and

9.	on any other matters that may properly come before the Meeting in such manner as the designated proxyhholder may see fit.
IN THE ABSENCE OF ANY SPECIFICATIONS ABOVE, THE DESIGNATED PROXYHOLDER SHALL BE DEEMED TO HAVE BEEN GRANTED AUTHORITY TO VOTE THE TRUST UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY AS INDICATED IN THE ACCOMPANYING CIRCULAR.
The person exercising this instrument of proxy has discretionary authority and may vote the Trust Units represented hereby as he or she considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof.

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.
Dated this ____ day of _____________________, 2007.

Signature of Unitholder*

Name — Please Print
Number of Trust Units Held: ____________________________________________
This instrument of proxy, properly executed, is to be mailed in the enclosed envelope and must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting in order to be valid. This instrument of proxy must be dated and the signature of the Trust Unitholder should be exactly the same as the name in which the Trust Units are registered. If this proxy is not dated, it will be deemed to be dated as of the date it is received by Computershare Trust Company of Canada.
*This instrument of proxy must be executed by the Unitholder or the Unitholder’s attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized in writing. Persons signing as executors, administrators, trustees, etc., should so indicate.

PENGROWTH ENERGY TRUST
NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON JUNE 11, 2007
To Our Unitholders:
The annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) will be held at 3:00 p.m. (Calgary time) on Monday, June 11, 2007 at The Calgary Petroleum Club, 319 — 5th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:
1.	to receive the consolidated audited financial statements of the Trust for the year ended December 31, 2006 and the auditors’ report thereon;

2.	to appoint auditors of the Trust for the ensuing year and to authorize the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”), as administrator of the Trust, to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to consider an ordinary resolution to approve amendments to Pengrowth’s security-based compensation arrangements and the ratification of prior grants of deferred entitlement units;

5.	to consider an extraordinary resolution to authorize amendments to the trust indenture of the Trust (the “Trust Indenture”) to provide flexibility in setting the record dates for distributions to be paid to Unitholders;

6.	to consider an extraordinary resolution to authorize amendments to the Trust Indenture to permit the use of direct registration systems;

7.	to consider an extraordinary resolution to authorize amendments to the Unanimous Shareholders Agreement to clarify the procedure for the election of directors of Pengrowth Corporation;

8.	to consider an extraordinary resolution to authorize amendments to the royalty indenture of the Corporation to remove references to the Alberta Royalty Credit;

9.	to consider an ordinary resolution to re-appoint Computershare Trust Company of Canada as the trustee of the Trust; and

10.	to transact such other business as may properly come before the Meeting or any adjournment thereof.
Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Trust, dated May 1, 2007 (the “Circular”).
A Unitholder may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Unitholder. If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.
The Board has fixed April 30, 2007 as the record date for the determination of Unitholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.
DATED at Calgary, Alberta this 1st day of May, 2007.

By Order Of Computershare Trust Company Of Canada, As Trustee

(signed) Stacie A. Moore	(signed) Karen Biscope
General Manager, Corporate Trust	Manager, Corporate Trust